UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2004

Commission File Number _______________

CREO INC.
(Registrant’s name)

3700 Gilmore Way
Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2004

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance
Title: Chief Financial Officer and Chief Operating Officer

Corporate Profile

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods that reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on-demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, and color servers for high-speed digital printers.

         Based in Vancouver, Canada, Creo employs more than 4,000 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). Learn more at www.creo.com.

Financial Highlights

(in millions of U.S. dollars, except per share amounts and ratios)

Years ended September 30	2003	2002	2001

Operations
Total revenue	$578.0	539.9	$656.5
Cost of goods	320.2	306.6	378.2
Gross margin	44.6%	43.2%	42.4%
Total operating expenses[1]	247.8	258.1	690.8
As a percentage of revenue	42.9%	47.8%	105.2%
Net earnings (loss)	$5.5	(24.3)	$(414.8)
Earnings (loss) per share (basic and diluted), Cdn GAAP	$0.11	(0.49)	$(8.56)
Adjusted earnings per share[2]	$0.25	0.00	$0.54
Financial position
Cash and cash equivalents	$59.0	70.7	$60.2
Working capital	157.0	141.1	151.8
Total assets	501.4	495.2	487.7
Short-term debt	—	16.4	19.3
Shareholders’ equity	304.0	283.9	298.7
Additional data
Worldwide employees	4,080	4,050	4,365

1 Our 2001 operating expenses reflect adjustments of $351.5 million for an exceptional write-down of customer and other receivables, certain capital assets and obsolete engineering inventory, and a write-off of certain investments, goodwill and intangible assets.

2 Adjusted earnings is a non-GAAP measure. The adjusted results exclude the effects of acquisition-related charges (e.g. business integration costs and the amortization of intangible assets), non-recurring charges (e.g. restructuring costs, write-downs of goodwill and intangible assets and onetime liability settlements, such as the royalty arrangement with the Office of the Chief Scientist in Israel), non-operational charges (e.g. equity accounting related to investments), and the related tax effects. These non-GAAP measures are not necessarily comparable to non-GAAP information provided by other issuers.

Contents

1     To our Shareholders

3     We Chose Creo Customer Testimonials

14     Management Q&A

17     Financial Report

52     Corporate Governance

54     Corporate Social Responsibility

55     Shareholder and Investor Information

56     Production Notes

CREO INC. | ANNUAL REPORT 2003

To our Shareholders,
	Amos Michelson	Charles Young
	Chief Executive Officer	Chair of the Board

We are pleased to report that we completed fiscal 2003 showing a return to profitability, and that we have successfully positioned Creo for future growth.

The challenges this year were many. Like many capital-intensive industries faced with uncertainty, printers have been slow to make new investments. However, we kept our priorities in focus and concentrated on providing value to our customers. As a result, we increased revenue by 7% over last year, and in our fourth fiscal quarter generated the highest revenue in eight quarters. We reported profitability on both GAAP and adjusted earnings, and we paid down the debt owing in Japan. In addition, our focus on growth markets led to success in newspaper, packaging and mid-size and smaller commercial printing markets.

     Our global diversity proved an important factor in shielding us from the full impact of the year’s economic shifts. While revenue in the Americas declined 2% on the year, we closed with a strong fourth quarter. In EMEA (Europe, Middle East and Africa), we increased our market share in a competitive market and drove up revenue by 21%, aided by the strong euro. This year saw the EMEA region surpass the Americas in revenue for the first time, an important achievement that reflects the larger European graphic arts market. Asia-Pacific revenue was up 15%, buoyed by our success in both Japan and China. In our OEM business, while sales of on-press imaging systems to our press partners declined, we gained revenue from sales of Creo Spire™ servers marketed through Xerox® channels and the acquired ScenicSoft business.

     On September 15, 2003, we announced the year’s biggest news: the launch of our Creo-branded digital thermal plate and acquisition of a plate manufacturing facility. With this one step, we have doubled our addressable market and opened a tremendous opportunity for profitable growth. The ability to sell our own competitively-priced plates with our CTP systems is particularly important to the continued penetration of the growing market of mid-size and smaller commercial printers.

     For years, we have been preparing for this important new venture by developing the underlying expertise and intellectual property. Prior to the launch, we carefully planned and tested all the elements of our digital plate program. We are confident that we can continue to grow the sales of digital plates and meet the needs of our customers. Combined with our existing sales of proofing ink and paper, the recurring revenue from all digital media will be a key component of our future success.

     Creo is the world’s leading supplier of CTP equipment; our existing customers represent the largest single market for CTP plates. Not only have we sold more than one-third of all CTP systems, (this year we installed the 5000th Creo CTP device) but Creo systems are disproportionately used by the biggest, most productive printers worldwide, and by those printers with the largest presses. In coming years, the value

TO OUR SHAREHOLDERS

CREO INC. | ANNUAL REPORT 2003     1

The Creo Plate

In September 2003, we introduced our first Creo-branded thermal printing plates. This bold step into the fast-growing digital plate market establishes Creo as a complete system provider, and gives our customers the security and convenience of a single point of contact and support. With a global sales, support and service network already in place, coupled with the industry’s largest installed base of CTP devices, we are ideally positioned to establish ourselves as a leading supplier of digital plates.

Creo is the world’s leading supplier of CTP equipment; our existing customers represent the largest single market for CTP plates.

of this installed base will be increasingly important as a market for new or upgraded products, increased automation, professional services and digital media.

     For 2004, our first priority is to aggressively pursue our digital media strategy. Our new plates, in conjunction with those of existing partners, should increase the proportion of CTP system sales where Creo provides a complete solution. This will create revenue growth from sales of our digital plates, as well as ink and paper for our growing line of proofing devices.

     Second, we will maintain our focus on growth markets and regions. There is room for expansion in digital printing, newspaper and packaging, and the small to mid-size printer market. We will also continue to build market share, particularly in Japan, China, India and Eastern Europe.

     Our third priority is to provide increased differentiation for our customers. We will help them to collaborate better with their customers; to deliver unequalled print quality; and to automate and optimize their operations. Creo customers are diverse, ranging from the largest printers in the world to small enterprises with a handful of employees. They look to Creo for tools to help them succeed. Increasingly, Creo is providing more than prepress hardware and software systems —we are also providing the expertise to help our customers differentiate their products and services. Our goal is to enable our customers to become formidable competitors in their own markets.

     And finally, we will demonstrate our operating leverage, by increasing revenue while controlling costs and improving operational efficiency. Over the last year, we have built the field support capability, logistics infrastructure and business tools to support our digital plate business. At the same time, we have trimmed expenses, increased efficiency, driven down production costs and consolidated operations. These are critical aspects to delivering on the operating leverage that is the key to our future earnings growth.

     In closing, we would like to thank everyone at Creo for their continued efforts. We have an exceptionally dedicated and focused organization, where every individual understands our direction, knows the challenges that our customers face, and is instrumental in delivering the company’s potential. We would like to thank our customers, who have expanded the limits of print and demonstrated what can be done with Creo systems. And we would like to thank our shareholders, who have supported our progress over the last year.

     Our direction is well established. We have set an ambitious target: to reach one billion dollars in revenue by 2007. We have a strategy geared for growth; we have the technological leadership; and we have the people to make it happen. 2004 is the year in which all the elements are in place to drive the next phase of our growth.

Amos Michelson	Charles Young
Chief Executive Officer	Chair of the Board

TO OUR SHAREHOLDERS

2     CREO INC. | ANNUAL REPORT 2003

CREO INC. | ANNUAL REPORT 2003     3

CUSTOMER TESTIMONIALS

“With Creo, we have a single service provider.”

We’re a traditional printer, and a long-term Creo customer. We started as beta testers for the Creo thermal plates. They’ve been great, and now that they’ve been released as a commercial product, we’ve stayed with them.

Randy Warren

Prepress Manager
Gilson Graphics

Probably the best thing, in my view, is the dark emulsion — this is a technical thing that only someone in the industry would understand — it helps us spot problems before we put the plates on press. There are also savings in the chemicals. The chemistry lasts eight weeks in the processor, whereas the competition’s lasted only two weeks. Also, run lengths are longer: on a recent million-impression job, the Creo plates got well over 500,000 impressions before we had to replace them.

     With Creo we have a single service provider for the CTP device and plates, which is important. With certain suppliers, there have been issues when things went wrong: finger-pointing, a lack of product knowledge and an unwillingness to admit problems. But we get really good service from Creo, and delivery has been just fine. Today, I don’t see why we would use anything else.

Gilson Graphics is a full-service commercial printer based in Grand Rapids, MI.

Bob Lockley

General Manager - Printing
Rural Press Ltd.

A major publisher of agricultural and regional newspapers, Rural Press operates 16 printing facilities across Australia.

“The quality we produce is clearly better.”

Newspapers

Worldwide, newspapers are in the midst of a transition from analog to fully digital production. To answer the needs of this unique printing market, we have developed a family of newspaper-specific thermal CTP and workflow products with compelling advantages for newspaper printing. With Creo solutions, newspapers can streamline production and reduce prepress costs. Creo CTP systems can help newspaper printers become more competitive in their markets, attracting advertisers and readers with dramatically improved print quality.

We print 200 newspapers — dailies, weeklies, bi-weeklies, monthlies, as well as magazines and tabloids. In 2002, we became the first newspaper publisher in Australia to install a Creo thermal CTP device.

It took us years to decide on our first Creo Trendsetter® NEWS device. We thoroughly costed and compared our options. We calculated that the savings in chemicals alone would cost-justify thermal, and that proved true. Within six months, we had installed three more Trendsetter NEWS, plus the Prinergy® and Prinergy Newsrun systems to drive them.

     In my view, Creo SQUAREspot® thermal imaging is superior to visible light or photopolymer. The quality we produce is clearly better. Staccato screening is also working well. It is more forgiving on registration issues, gives brightness to color and more detail on newsprint. We continue to get positive comments on excellent quality all around. People notice; they say it’s crisp and clean. And we’re receiving a lot more color advertising of late, which of course increases our advertising revenue.

     As for speed, with a Trendsetter NEWS 100 we can produce a hundred plates an hour, in daylight operation, with cleanliness like we never had before. And while we’re producing more color pages, which means a far greater number of printing plates, we haven’t lost any time in prepress, or added staff. That’s a big deal... we simply could not manage this on a conventional system in the same time frames.

CUSTOMER TESTIMONIALS

CREO INC. | ANNUAL REPORT 2003     5

Peter Petzold

Managing Director
Werbedruck Petzold GmbH

Werbedruck Petzold is a renowned commercial printer with clients in the cosmetics, jewelry, fashion, financial services and automotive sectors.

“We continue to win new clients because of Creo quality.”

We produce the highest quality print that is technically achievable. That is our reputation, and that is what separates us from our competition.

For years we printed with a competitor’s FM screening, but we knew that higher resolution was possible. We tested FM screens from several companies, and we came to the conclusion that Creo Staccato 10 produced the best results by far. Creo was the only manufacturer capable of realizing such superb quality, so they were the natural choice. We now print 100% Staccato 10. All of our clients have noticed the improvement.

     A well-known agency asked to see samples of our print work. We sent them some of our standard Staccato 10 prints and awaited their reply. Within a day we received a phone call asking why we had sent original photos... they could not believe that they were looking at print samples! It goes without saying, we won their business!

     During the past year, the German economy has weakened, but still we have managed to grow. We continue to win new clients because of Creo quality. We truly believe that without the decision to go to Staccato 10 we would have had difficulty attaining the level of success we currently enjoy.

CUSTOMER TESTIMONIALS

6     CREO INC. | ANNUAL REPORT 2003

CREO INC. | ANNUAL REPORT 2003     7

CUSTOMER TESTIMONIALS

“With Creo, we feel like We’re five steps ahead.”

Our work covers everything in labels and tags: promotional coupons, pharmaceutical labels, audio-visual media, garment tags, varnish coatings, food and beverage adhesives. It is a complex business, and we stay on the leading edge in technology. While other companies are taking shortcuts, we continue to invest in the future. Even in times of recession, we’re proving to our customers that we are committed to quality.

Anthony Masotti

Prepress Manager
New York Label

New York Label is the leading supplier of tags and labels in the northeast U.S., with two plants and sales of over US$12 million in 2001.

Our Creo ThermoFlex® flexographic platesetter puts us leaps and bounds ahead of our competitors; it’s a massive improvement. We love the speed, quality, reliability, and consistency. This one change has cut our platemaking time in half. We have been able to accept jobs that we previously could not. We’ve turned around 35,000-foot, four-color process jobs in one day... jobs that would have been impossible without our Creo system.

     We used Maxtone™ and HyperFlex™ for one of our most discerning customers, and she was absolutely amazed. Technology-wise, we like being one step ahead. With Creo, we feel like We’re five steps ahead.

     We’re already seeing reduced materials costs, less waste and faster turnaround. And we’re doing more work with the same number of people. It means we can be more competitive, and deliver better service for our customers.

“The complete Creo system gives us peace of mind.”

To support and increase our commercial and financial printing business, we opened our own design and prepress companies. We now position ourselves as a complete communication solutions provider. We provide our clients with the entire chain of communication services from design to print.

Peter Lau

Plant Director &
General Manager
Asia One Printing Ltd.

Asia One Printing prints approximately 20% of the annual reports in Hong Kong.

Asian markets

As one of the fastest growing regions, Asia is a focal point. In 2003, digital prepress adoption in China exceeded even our most optimistic sales projections. To date, we lead the market in CTP sales in China, and our sales and support force is ready to sustain and expand our success. Japan is also experiencing rapid digital adoption, as print buyers demand the quality that Staccato delivers and printers seek the efficiency of Networked Graphic Production . At the IGAS print exposition in Tokyo, seven out of the eight printing press vendors produced their print samples using Creo Staccato screening — a testament to their high regard for the print quality that only Creo can deliver.

Before we had our own prepress, we incurred heavy expenses in prepress labor and materials. With our Creo digital solution, overall expenses are down substantially. The prepress side of Asia One is more than just a cost saving, it has become a profit center.

     We seriously considered several brands of CTP. We had two major requirements. One was stability. In financial printing, there is no room for error. Second, we sought a respected brand name, strongly associated with quality. We selected a complete solution: everything in our prepress area is Creo, from image scanning, imposition software, to workflow, CTF (computer-to-film) and CTP. The complete Creo system gives us peace of mind.

     We have had buyers compare many vendors before selecting us. When we show our Staccato screening samples, the output quality is superior by far. Designers know the Creo name, and the fact that we have it helps a lot.

     Over this past year, Hong Kong endured one of the worst economic seasons in memory. It was a disaster for the business environment. Many companies and competitors are still fighting for survival, but we are ahead of our growth projections. I think we would be this busy, but the business is coming in. The Creo reputation is one of the reasons.

     When we heard that Creo was producing their own thermal plates, we immediately signed up. Because a plate that is perfectly matched with Creo chemicals and machines is a good idea.

CUSTOMER TESTIMONIALS

CREO INC. | ANNUAL REPORT 2003     9

10     CREO INC. | ANNUAL REPORT 2003

CUSTOMER TESTIMONIALS

“For our demanding clients I wouldn’t trust anything else.”

When we decided to digitize our photographic archive, it was important for us to choose the best. I visited every high-end scanner supplier and ran thorough tests. I chose Creo.

Andrea de Polo

Manager of European
Projects and New Technologies
Fratelli Alinari S.p.A.

Established in 1852, Fratelli Alinari is the world’s oldest photographic archive. They have consulted on many image-digitization projects in the European Community.

We provide historical and contemporary images to schools, photographers, designers and editors, and work with a number of large publishers and image banks. Our photographic archive contains nearly four million photographic images, many dating back to the earliest days of photography. We have glass plate negatives, albumen prints, and gelatin silver prints. And of course millions of 35mm transparencies.

     Every problem that can be found in photography, unfortunately, can be found in the Alinari collection. Older media can be extremely delicate and tricky to handle, and the risk of loss or damage can be great.

Facing these difficulties, we appreciate the flexibility of our Creo scanners. We can scan large and thick objects, for example. The extremely high resolution, and the versatile software allow us to restore images quickly and effectively to the highest professional standards. Even in the most difficult situations, we have been incredibly pleased with the results from our Creo scanners. For our demanding clients I wouldn’t trust anything else.

     The Alinari name is synonymous with high quality. The reputation of Creo, it seems to me, is the same, and so this collaboration between Creo and Alinari has always made a lot of sense for us.

“From our perspective, the Creo advantages are quality and efficiency.”

As one of Japan’s largest printers, our corporate strategy is not one of rapid expansion. We focus on increasing our profitability through the application of leading-edge technologies that improve our output quality and production efficiency.

Tetsuya Yoshioka

Director, Technical
Development Department
Tosho Printing Co., Ltd.

Tosho Printing Co. has annual sales of over ¥58 billion. They operate book, magazine, newspaper and commercial printing facilities across Japan.

Tosho Printing was the first to introduce Creo Staccato screening in Japan. From our perspective, the Creo advantages are quality and efficiency. The superior quality of Staccato printing quickly increased our recognition among clients and in the printing industry, and has allowed us to differentiate ourselves from our competitors. This has led directly to an increase in orders. In addition, the Creo technology has allowed us to automate many of our processes and save on ink and material costs.

When one of our plants needed a faster platesetter, we approached Creo. Creo was developing a special model of the high-speed Lotem® Quantum platesetter, capable of processing plates for Japanese page sizes. They very quickly brought this new model to Japan. It arrived on time, was installed and running in two days, and ran 10% faster than promised.

     Creo has been a major factor in our recent increase in bookings and our overall profitability. The return on investment has been significant.

CUSTOMER TESTIMONIALS

CREO INC. | ANNUAL REPORT 2003     11

“With Creo, we’re creating literature for markets that didn’t exist.”

Gary Knights

Managing Director
bezier Poole

bezier provides print and other marketing services, including offset, digital and screen printing, to support their clients’ marketing campaigns.

At bezier, we partner with our clients—companies like Coca-Cola, Honda, ASDA, the Royal Bank of Scotland Group—to develop communication solutions. With our Creo/Xerox system, we use digital print to show clients how customization and personalization can add a new dimension.

Digital print

Digital print is growing on several fronts: commercial printers are augmenting their offset printing capability with digital printing, all-digital printers are springing up, and office users are adding color capability. Commercial printers that add digital presses can broaden their revenue base and provide a complete print solution to their clients. They can stream short-run or personalized print jobs to their digital press, while using offset printing for longer or more cost-sensitive print runs. With the Creo Spire controller, printers can easily integrate digital printing, and quickly switch work between digital and offset presses.

With a car manufacturer, for example, we developed a full-color personalized mailer for finance customers. It shows their old car and the new model of that car, along with a finance option. This package helped them achieve a conversion rate on finance products of about 27%!

     For a mobile phone company, we posted brochure designs on the Internet. Local retailers come online and choose their own selection of handsets and prices... essentially, they create a customized brochure that matches the campaign guidelines. Then the Creo/Xerox system prints it, on demand, in the quantity they need.

     The Xerox® DocuColor™, with the Creo Spire color server, is the most advanced digital solution on the market. It is definitely a differentiator for us. With Creo, we’re creating literature for markets that didn’t exist. We’re empowering retailers, we’re stimulating people’s imaginations— it’s really an exciting marketplace.

CUSTOMER TESTIMONIALS

CREO INC. | ANNUAL REPORT 2003     13

Management Q&A

Q & A

What are the critical factors for success in consumables?

M D: Good execution is crucial. We now have the global systems in place and we’ve done extensive planning for the move into the printing plate business. We have built the infrastructure to support the billing and delivery cycles of consumable products. We have the people, and the technology, to run an international ordering and fulfilment chain. Properly executed, we can deliver sustained double-digit growth in consumable products.

What are the advantages of your global business model?

A M: Our ability to serve customers in every region is a tremendous asset. At any point in time, slower markets can be offset by growth elsewhere. And naturally, we focus our energies on the areas of growth. This past year saw very strong sales in Europe. With the right products and the right team, we increased our market share, even in the face of economic uncertainty. Assisted by the increased value of the euro, that region performed very well.

    In China, the adoption of digital systems has been well above predictions, and we have staked out the leading market share, so we are positioned for aggressive expansion. Japan is another region where we were successful in 2003 and expect further growth. In that market, superior printing is highly valued, and the quality and efficiency that our solutions deliver is especially important. Many of our Japanese customers have been actively promoting Creo Staccato technology for their own marketing advantage, and establishing new benchmarks for quality. This is a perfect example of how we help our customers succeed.

Why did Creo transform Networked Graphic Production into an industry-wide initiative?

J H: Because Networked Graphic Production is all about integration. With control in the hands of a broad industry partnership, the result is far more powerful for everyone. Working together, each partner can progress toward full digital integration much more quickly than they could alone. And customers see more stability, more assurance of compatibility, and more overall benefit in an industry-wide solution based on open standards like JDF and CIP4. The concept of an industry-wide partnership has been compelling; when we started there were three partners, now we have 33 — including 19 ERP suppliers and 5 press vendors — and new companies continue to come on board.

How does the printing plate business change the company’s potential?

A M: Selling plates should provide us with an ongoing revenue stream from each customer, and effectively double the size of the market we can address. It makes us more attractive to smaller printers and lets us provide an end-to-end solution that our customers can rely on. And it allows us to go head-to-head with major competitors who have been selling devices with consumables. Our goal is for digital media — both plates and proofing consumables — to account for 20% of our revenue, even as total revenue is growing.

MANAGEMENT Q & A

14     CREO INC. | ANNUAL REPORT 2003

Left to right:

A M:	Amos Michelson
Chief Executive Officer

J H:	Judi Hess
President

M D:	Mark Dance
Chief Financial Officer and
Chief Operating Officer

How did you keep costs down over the last year?

M D: We completed the consolidation begun in the previous year; merging our sales administration and order processing for the Americas into our head office, integrating the ScenicSoft business, and completing the transition of our inkjet development to Vancouver. This streamlined our back office, reduced head count in targeted areas and increased efficiency across our operations. We also took steps to further reduce discretionary expenses and investments. Finally, we continued to standardize our global systems, allowing us to improve our initial analysis of prospective customers and make more informed decisions, which among other benefits reduced the reserves we need to take for doubtful accounts.

Why have you built such a strong software development capability?

J H: With over 400 software engineers, our software development group is the strongest in the industry. We are committed to software development for a number of reasons. One is that software represents a large portion of our installed base and a significant part of future upgrade revenue. Brisque® and Prinergy alone represent over 13,000 installations of highly-sophisticated software products that are continually being improved in performance and features. Another reason is that software is an essential component of every system we make. Software-controlled automation is fundamental to the value that we deliver to our customers. In every product, the software interface increases efficiency, minimizes operator error, and reduces training and support costs. Software enables the integration of our systems with other vendors’ systems, which is essential to the Networked Graphic Production initiative. As well, software allows us to add the powerful features that distinguish our solutions and support a customer’s business success.

Did the move into the printing plate business require major operational changes?

M D: For the launch of the Creo plates, we were able to build upon our existing infrastructure. We already had a strong direct sales and support organization, so we have not had to add a lot of people. Early on, we recognized that our infrastructure had to evolve if we were going to run a consumables business. In preparation, we put in place the mechanisms to deal with commissioning, revenue recognition, and other factors. And we integrated these new practices into our ERP implementation. Before the announcement, the Creo plates went into confidential beta testing with customers in North America and Europe. They used our plates in the pressroom, and they used our ordering and fulfilment network to maintain their supplies of plates and chemicals, just like any customer would. Those customers tested more than the plates, they tested our entire consumables infrastructure.

MANAGEMENT Q & A

CREO INC. | ANNUAL REPORT 2003     15

Q & A

Do you think that digital printing will displace commercial offset printing?

A M: Digital print is definitely a growth market. This year, the biggest portion of our OEM business was our digital printing partnership with Xerox. But let’s put this in perspective: the digital print market is only a tiny fraction of the commercial print market. The cost per page for digital print is considerably higher, so it only makes sense where there is a higher value for each page, or much lower cost for the other steps needed to produce a document. There are obvious applications for digital print, like variable-data printing, and there is compelling value in producing complete documents with in-line finishing. Customized, short-run and short-deadline work can now be printed in high-quality color, which creates new potential uses for print. Often we see the same document later printed in longer runs with conventional offset printing.

    I think that digital printing offers a great profit opportunity for commercial printers. By adding a digital press, commercial printers can extend their range of services. They can bring in more work, higher-value work, and help their clients by steering each job to the appropriate print technology. And Creo can play an important role: we provide integration of the digital and offset printing systems so our customers can easily and profitably incorporate digital printing into an existing plant.

How important are acquisitions to the company’s growth strategy?

M D: We don’t plan to grow by acquisition, but we do plan to build a stronger product portfolio. We would consider adding products that are field-proven and that fit our key initiatives such as Networked Graphic Production. The ScenicSoft acquisition, at the beginning of the fiscal year, is a good example of a product line that integrated smoothly. These products extend the breadth and completeness of the solutions that we can offer, they don’t dilute existing products, and they help our sales force bring our solutions to targeted growth markets.

What about proofing devices and proofing media?

J H: Proofing represents a major opportunity, and Creo now offers the broadest range of proofing systems in the industry. Proofing is an important revenue component — last year, for instance, ink and paper sales for our installed base of Iris® proofers comprised the bulk of our US$47.3 million in consumables revenue. The new Integris™ and Veris™ proofers will contribute meaningful revenue in 2004. Our proofing line is deep: Integris proofers, which have sold very well, offer less-expensive proofing in four-page and eight-page formats, with a unique duplexing capability. The Veris has taken longer to ramp up than we first expected, but has established extremely high standards for reliability and performance. Early customers and industry experts have been enthusiastic about its quality and repeatability. It stands a good chance of becoming the kind of industry benchmark that the Iris has been for years. To complete the line we have Spectrum thermal halftone proofers, which are available as standalone systems or as an option on many of our CTP devices. Nothing else provides the level of certainty and predictability to a print buyer for high-value, color-critical jobs.

What strategies are most important to growing Creo and its business?

A M: Simply put, our strategy is to deliver competitive advantage to our customers: to create value that they cannot achieve elsewhere. For example, printers and publishers may not be increasing their output capacity, but they are investing in differentiation and efficiency. Differentiation is the core of our Value in Print initiative, which helps printers produce higher quality products, and thus increase their business. Our Professional Services teams help them implement Staccato screening and other modern pressroom practices, and train their sales teams to better market and sell the superior printed products that their Creo systems make possible. And if they can produce this quality with maximum efficiency, they can produce more without increasing their operational costs. Efficiency and automation is what Networked Graphic Production is all about. These strategic initiatives are designed to maintain and improve our market position, so that Creo will continue to be the company that customers turn to, for the solutions they need to thrive.

MANAGEMENT Q & A

16     CREO INC. | ANNUAL REPORT 2003

Management Discussion and Analysis

of Financial Condition and Results of Operations
(in thousands of United States dollars, unless otherwise indicated, and in accordance with Canadian generally accepted accounting principles)

The following discussion should be read in conjunction with the consolidated financial statements and notes included on pages 32 – 50 in this annual report. We prepare and file our consolidated financial statements and management discussion and analysis of financial condition and results of operations (“MD&A”) in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation of our results to generally accepted accounting principles in the U.S. is provided in note 18 of the notes to the consolidated financial statements.

OVERVIEW

Founded in 1983, Creo is a developer and manufacturer of digital solutions for the graphic arts industry. We manufacture more than 300 products for commercial, publication and on-demand printers, packaging converters, prepress tradeshops, newspaper publishers and creative professionals. Our prepress, printing and digital press solutions are based on a foundation of intellectual property and include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. We also supply on-press imaging technology, components for digital presses, and color servers for highspeed digital printers to our OEM customers.

     Based in Vancouver, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S., Israel and South Africa.

     On September 30, 2003, Creo employed approximately 4,080 people. Of these, approximately 1,000 were engaged in research and product development, 880 in manufacturing, 1,200 in customer support activities, 500 in sales and marketing, and 500 in general and administration functions.

     We segment our financial results into the following economic units: the Americas; Europe, the Middle East and Africa (“EMEA”); Asia-Pacific (including Japan); and OEM and Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is headquartered in Boston, Massachusetts and employs approximately 650 people. There are 11 Creo subsidiaries in our EMEA region, as well as a network of dealers and distributors. Headquartered in Waterloo, Belgium, the EMEA region employs a team of approximately 710. Our Asia-Pacific segment is based both in Hong Kong and Tokyo, where 315 employees distribute Creo products and provide customer support through 19 offices serving over 20 markets in Asia-Pacific, including Japan. The OEM and Other segment comprises the rest of our operations. This includes royalties, products and services from our OEM businesses in Canada and Israel, and other operating expenses.

     We sell and support our products through both direct and indirect sales organizations. The direct sales organization is responsible for worldwide sales of most products. Indirect sales channels include dealers and distributors. In the Americas, nearly all of our sales are made through direct channels, while over 60% of our sales are through direct channels in EMEA and Asia-Pacific.

     The bulk of our revenue comes from the sale and support of complete computer-to-plate (“CTP”) systems, including output devices, workflow software, peripherals and service. Product revenue is comprised of the sale of equipment and software, and includes revenue earned from installation, training, and warranty services. Product revenue from sales made directly to end customers is recognized upon installation or customer acceptance, depending on the contract, or upon shipment if no installation is required. Service revenue is derived from customer support agreements entered into in connection with product sales and renewals. Consumables revenue is from the sale of printing plates, proofing paper and ink, and other prepress consumable products.

     During fiscal 2003, product revenue made up 62.4% of total revenue; service revenue made up 29.4% of total revenue; and consumables revenue comprised 8.2% of total revenue.

     We operate internationally with a substantial portion of our business conducted in foreign currencies. Accordingly, our results are affected by exchange rate fluctuations of the U.S. dollar relative to various European currencies, the Canadian dollar, the Japanese yen, the Israeli shekel, and to a lesser extent, other foreign currencies.

MANAGEMENT DISCUSSION & ANALYSIS

CREO INC. | ANNUAL REPORT 2003     17

Vision and strategy

Creo’s vision is to strengthen our position as a leading developer and supplier of innovative digital prepress products and technologies for the graphic arts industry. We expect the sale of digital media, including printing plates and proofing media, to augment our ability to deliver on our strategic vision. Creo creates shareholder and customer value through our customer commitment, technology leadership and operational excellence.

      We have identified four priorities:

1) Improve our competitive capability to offer complete solutions to our customers

Our first priority is to roll out our digital media strategy worldwide to improve our competitive capability to offer complete solutions to our customers.

     Customers using CTP systems require a supply of compatible printing plates. To date, we have qualified suitable plates from a variety of plate suppliers and in some cases we have sold those plates with equipment and software to provide a complete packaged solution to our customers. In the last two years we have increased the number of CTP systems sold with plates and last year approximately one-fifth of all new systems in the U.S. were sold with consumable contracts executed on behalf of our partners. In the commercial print market, the proportion was almost twice as high. With the expansion of our digital media strategy, we will directly sell, deliver, and support to new and existing customers our own branded thermal plate, the Creo Positive Thermal Plate.

     Subsequent to year-end, in December 2003, we completed the acquisition of the plate manufacturing facility of First Graphics (Pty) Limited (“First Graphics”), based in Pietermaritzburg, South Africa, for an aggregate purchase price of $11.3 million in cash. The manufacturing facility has a modern plate manufacturing line commissioned in 2001 that is already producing the Creo plate. In addition to our wholly-owned capacity, we have third-party manufacturing agreements with suppliers on three continents. We believe the total capacity from these arrangements is sufficient to meet anticipated demand for Creo plates for some time.

     By selling printing plates as well as equipment, software and support, we substantially increase our total addressable market. We have previously addressed a market for prepress software, equipment and support together with digital proofing media that we estimate to be approximately $3 billion in annual sales. We estimate that printers around the world spend approximately $3 billion annually on printing plates. With the expansion of our digital media strategy, we now sell into an estimated total addressable market of $6 billion.

     We expect the growth from our digital media strategy to come from a combination of consumables revenue from our digital plates and from ink and paper for our proofing devices. Creo has a broad range of proofing solutions and the ability to integrate those color proofing solutions with the largest installed base of prepress workflow systems in the industry.

2) Penetrate targeted growth markets and regions

Our second priority is to continue to penetrate targeted growth markets and regions. We intend to continue to make investments in research and the development of innovative technologies, as well as to apply our existing technologies to growth markets, such as packaging, newspapers and digital printing and the broad market of small to mid-size printers.

Newspapers

Creo is a recent entrant into the newspaper market and has made rapid gains in market share in the U.S., Europe and around the world. Newspaper publishers are driven by tight deadlines and quality-conscious advertisers and they seek production systems with fewer steps, greater automation and faster throughput. As the newspaper industry moves toward fully-digital editorial and greater use of color, there is a growing opportunity for Creo newspaper CTP systems.

Packaging

We have developed a line of packaging CTP systems and workflow solutions for printers and converters serving the demanding consumer packaging industry. Packaging printers produce folding cartons, tags and labels, paint chips, flexible packages, multi-wall bags, and corrugated boxes. Using specialized inks on difficult materials, they deliver vibrant color and photo-realistic images with the consistency that international brands demand. Our solutions serve both the offset folding carton and flexographic printing markets.

Digital printing

There is a growing market for digital presses that print high-quality “just-in-time” documents, in black and white and in color, mostly using xerographic imaging. Creo provides the Spire color server on an OEM basis to Xerox Corporation (“Xerox”). Spire servers power a broad range of printers from high-performance digital production presses that print up to 100 pages per minute to high-speed color printers suitable for an office environment.

Broad market of small to mid-size printers

Our entry-level lines of CTP imaging systems and workflow solutions allow smaller printers to benefit from our product quality and productivity enhancements. Our products can grow with the customers’ needs and are upgradeable to our full-featured models. With the expansion of our digital media strategy we can now offer complete solutions that combine thermal plates with Creo systems and services. These solutions can also be combined with third-party leasing.

MANAGEMENT DISCUSSION & ANALYSIS

18     CREO INC. | ANNUAL REPORT 2003

Growth regions

We intend to expand our market penetration in all geographic locations, in particular in Europe, Japan and Asia-Pacific which together are more than twice the size of the North American market.

3) Provide increased differentiation for our customers

Our third priority is to provide increased differentiation for our customers by helping them reduce costs, provide new services and deliver superior print quality to their customers. We will do that through initiatives such as Value in Print, which helps our customers increase the quality of their print production using consistent and repeatable manufacturing methods, and Networked Graphic Production, which is a multi-company partnership committed to defining, developing and delivering open industry standard interfaces to help printers improve their operational efficiency. In addition we intend to grow our Professional Services, such as pressroom consulting, color services and salesforce training.

4) Demonstrate our operating leverage

Our fourth priority is to demonstrate our operating leverage. We intend to continue our attention to controlling costs and increasing operational efficiency worldwide. We continue to develop our internal systems, processes, and procedures to support our growth plan and global infrastructure. For several years, we have concentrated on our implementation of a worldwide Enterprise Resource Planning (“ERP”) system. In fiscal 2003, we went live on this ERP system in our Canadian, American, Japanese and Asia-Pacific operations. Our next implementation will be in Israel, followed by Europe. We expect this system to provide us with further opportunities to refine our operations, improve support of and increase responsiveness to our customers and reduce overhead costs.

Adjusted results

In addition to results in accordance with GAAP, Creo has disclosed non-GAAP measures of adjusted earnings and adjusted earnings per share as a method to evaluate our operating performance. These non-GAAP measures should not be considered a substitute for measurements required by accounting principles generally accepted in the U.S. or Canada such as net earnings and earnings per share. Management believes that these non-GAAP metrics provide additional information allowing comparability with Creo’s ongoing operating performance, and the items excluded are considered to be non-operational and/or non-recurring. The adjusted results exclude the effects of acquisition-related charges (e.g. business integration costs and the amortization of intangible assets), non-recurring charges (e.g. restructuring costs, write-downs of goodwill and intangible assets, and one-time liability settlements, such as the royalty arrangement with the Office of the Chief Scientist in Israel), non-operational charges (e.g. equity accounting related to investments), and the related tax effects. These non-GAAP measures are not necessarily comparable to non-GAAP information provided by other issuers.

     A reconciliation of our adjusted results to Canadian GAAP information is as follows:

Years ended September 30	2003	2002	2001

Earnings (loss) under Canadian GAAP	$5,509	$(24,302)	$(414,755)
Restructuring	2,547	8,376	4,081
Business integration costs	876	764	13,150
Goodwill and other intangible assets amortization	2,659	309	74,314
Equity loss on investments	3,040	2,141	—
Royalty arrangement	—	15,530	—
Write-down of accounts receivable, inventory and other assets	—	—	15,293
Write-off of goodwill, other intangible assets and investments	—	—	336,170
Tax related to reconciling items	(2,114)	(2,711)	(1,191)

Adjusted earnings	$12,517	$107	$27,062

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

General

Our consolidated financial statements are prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Senior management has discussed the development, selection and disclosure of these estimates with the audit committee of Creo’s board of directors. These estimates are also reviewed by our auditors. Actual results could differ from these estimates under different assumptions or conditions.

MANAGEMENT DISCUSSION & ANALYSIS

CREO INC. | ANNUAL REPORT 2003    19

Allowance for doubtful accounts

We consider the age of the accounts receivable, our historical write-offs, and the collectibility of specific customer accounts in estimating the allowance for doubtful accounts. This takes into account the creditworthiness of, and the economic condition affecting, the customer and the general economic conditions, among other factors. Should any of these factors change, the estimates made by us will also change. This could impact the level of our future provision for doubtful accounts. If the financial condition of our customers was to deteriorate, affecting their ability to make payments, additional provisions for doubtful accounts may be required.

Vendor lease recourse provisions

We use various third-party vendor-leasing programs to assist our customers to finance the purchase of our products. Under these programs, we are required to repay a portion of the third-parties’potential losses up to a limit should our customers default on their financing arrangements. Our provisions are based on our estimate of the risk of loss from these potential occurrences. We consider our historical default experience, the economic conditions of the customers and general economic conditions, among other factors, in estimating lease recourse obligations. The estimates made by us will change should any of these factors change. If the financial condition of our customers was to deteriorate, affecting their ability to make payments, additional provisions for lease recourse obligations may be required.

Inventory

We value our inventory at the lower of cost and net realizable value. We assess the need for an inventory provision based on historical usage and our estimates about future customer demand for our products. We also identify specific inventory, which may be determined slow-moving or obsolete, and apply our estimates for inventory provisions. If a market condition in our industry or the economy declines, or our future demand does not materialize as anticipated, additional inventory provisions may be required.

Warranty provision

We estimate the likelihood that products sold will be subject to warranty claims in establishing the accrued warranty liability. In making such determinations, we use estimates based on the nature and terms of the contract and our past experience with the product. If we were to experience an increase in warranty claims compared with our historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, our gross margin could be adversely affected.

Restructuring

In fiscal 2002 and 2003 we engaged in certain restructuring actions and have utilized significant estimates related to expenses for lease cancellation and other exit costs. In calculating the provision, we estimate, for each location, the amount to be paid in lease termination payments, the future lease and operating costs to be paid until the lease is terminated, and the amount, if any, of sublease revenues. To form our estimates for these costs, we perform a managerial assessment of the affected facilities and consider the current market conditions for each site. Our assumptions on the lease termination payments, operating costs until terminated or the offsetting sublease revenues may turn out to be incorrect and our actual cost may be materially different from our estimates.

Accounting for income taxes

We record income taxes in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

     Significant management judgment is required in determining our provision for income taxes, our future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact our financial position and results of operations.

Other

Other significant accounting policies, not involving the same level of uncertainty as those discussed above, are nevertheless important to an understanding of our financial statements. See note 1 to the consolidated financial statements on pages 35–37 which discusses our material accounting policies.

MANAGEMENT DISCUSSION & ANALYSIS

20     CREO INC. | ANNUAL REPORT 2003

Results of Operations

REVENUE

				2002 to	2001 to
Years ended September 30	2003	2002	2001	2003	2002

Product revenue	$360,618	$336,329	$447,241	7.2%	(24.8)%
Service revenue	170,104	158,986	161,753	7.0%	(1.7)%
Consumables revenue	47,316	44,537	47,533	6.2%	(6.3)%

Total revenue	$578,038	$539,852	$656,527	7.1%	(17.8)%

Our revenue is derived from sales of digital prepress products to direct customers and dealers and distributors, fees for the service of equipment, and sales of consumables that are used with our equipment.

     In 2003, product, service and consumables revenue improved compared to 2002. Higher revenue in the EMEA and Asia-Pacific regions as well as foreign currency fluctuations contributed to the increase. The reduction of revenue in 2002 compared to 2001 was due to lower demand for our products and services caused by the decline in graphic arts capital spending as a result of the weakened global economic situation.

     Product revenue increased in 2003 due to improved sales activity in EMEA and Asia-Pacific aided by foreign currency appreciation in those regions compared to 2002. In 2002 compared to 2001, lower product revenue in most of our economic regions was associated with the decline in the overall economy. The most significant decreases in 2002 were in our American and European operations and in our OEM businesses due to reduced royalties received from Heidelberger Druckmaschinen AG (“Heidelberg”). Product revenue represented 62.4%, 62.4%, and 68.2% of total revenue in fiscal 2003, 2002, and 2001, respectively.

     Service revenue in 2003 increased proportionately with the improvement in product revenue in our regions. The most significant improvement in service revenue was in our EMEA region which benefited from the strengthened euro as compared to 2002. Service revenue from our OEM businesses was stable in 2003. In most regions, the decrease in service revenue in 2002 compared to 2001 was commensurate with the decrease in product revenue. Part of the reduction in service revenue in 2002 was offset by increased service revenue from our OEM businesses. Service revenue represented 29.4%, 29.4%, and 24.6% of total revenue in fiscal 2003, 2002, and 2001, respectively.

     In 2003, consumables revenue increased due to the strengthened euro and more revenue received from our third-party plate partners. These increases were offset in part by lower revenue for our Iris inkjet proofing consumables compared to 2002. In 2002 compared to 2001, the reduction in consumables revenue occurred primarily in the Americas region. Consumables revenue remained relatively consistent year-over-year in our other regions. Consumables revenue represented 8.2%, 8.2%, and 7.2% of total revenue in fiscal 2003, 2002, and 2001, respectively.

Revenue by economic segment

				2002 to	2001 to
Years ended September 30	2003	2002	2001	2003	2002

Americas	$218,207	$222,907	$290,502	(2.1)%	(23.3)%
EMEA	221,054	183,434	199,454	20.5%	(8.0)%
Asia-Pacific	72,662	63,187	66,371	15.0%	(4.8)%
OEM and Other	66,115	70,324	100,200	(6.0)%	(29.8)%

Total revenue	$578,038	$539,852	$656,527	7.1%	(17.8)%

Despite a sequentially stronger 2003 fourth quarter in the Americas, full year revenue declined slightly over 2002. Improved sales execution and increases in our targeted growth markets, such as newspaper and packaging, were offset by reduced capital spending in our core commercial printing market compared to 2002. In both 2003 and 2002, the slowdown in the U.S. economy, and constraints on our customers’ graphic arts capital spending had a significant effect on our product revenue compared to the prior years. Revenue in the Americas region represented 37.8%, 41.3%, and 44.2% of total revenue in fiscal 2003, 2002, and 2001, respectively.

MANAGEMENT DISCUSSION & ANALYSIS

CREO INC. | ANNUAL REPORT 2003    21

In 2003, revenue in our EMEA region improved due to the appreciation of the euro and higher equipment sales compared to 2002. Operationally EMEA improved by 2% year-on-year excluding exchange rate fluctuations. In 2002 compared to 2001, the decrease in revenue in EMEA was related to the slowdown in the European economy and our customers’ reduced capital spending. A decrease in product revenue in 2002 was partially offset by the currency impact of the strengthened euro over the latter half of the year. Service revenue decreased slightly compared to the prior year, while consumables revenue remained relatively stable. Revenue in the EMEA region represented 38.2%, 34.0%, and 30.4% of total revenue in fiscal 2003, 2002, and 2001, respectively.

     In 2003, our Asia-Pacific region reported the highest total revenue in three years. The region’s revenue increased compared to 2002 due to improved sales execution and market penetration in Japan, increased product sales in India and China, and the strengthened yen. In 2002 compared to 2001, the decrease in revenue was primarily related to a decline in product revenue in Japan while revenue in the rest of Asia-Pacific improved or remained relatively stable. Revenue in the Asia-Pacific region represented 12.6%, 11.7%, and 10.1% of total revenue in fiscal 2003, 2002, and 2001, respectively.

     In both 2003 and 2002, the primary decrease in revenue in our OEM and Other segment was due to reduced royalties and OEM revenue received from Heidelberg and others compared to the prior periods. In 2003, reduced royalties were offset by higher revenues from our print-on-demand business with Xerox and production planning software products acquired from ScenicSoft, Inc (“ScenicSoft”). Revenue in the OEM and Other segment represented 11.4%, 13.0%, and 15.3% of total revenue in fiscal 2003, 2002, and 2001, respectively.

GROSS PROFIT

Years ended September 30	2003	2002	2001

Gross profit	$257,841	$233,271	$278,351
Gross margin	44.6%	43.2%	42.4%

In 2003, gross profit increased with our overall increase in revenue for the year compared to 2002 while in 2002, gross profit decreased with our overall reduction in revenue for the year compared to 2001.

     In 2003, the most significant percentage improvements in our overall gross margin were in EMEA due to the strengthened euro compared to 2002, and in Asia-Pacific due to increased service revenue. In 2002, overall gross margin improved compared to 2001 due to higher product margins and an increase in service margins as a result of the company-wide cost-saving initiatives. This improvement was partially offset by reduced OEM royalties.

OPERATING EXPENSES

				2002 to	2001 to
Years ended September 30	2003	2002	2001	2003	2002

Research and development, net	$79,007	$73,378	$79,048	7.7%	(7.2)%
Sales and marketing	106,892	97,893	101,632	9.2%	(3.7)%
General and administration	63,767	67,259	82,134	(5.2)%	(18.1)%
Other expense (income)	(7,997)	(5,397)	258	48.2%	*
Other charges	6,082	24,979	427,715	*	*

Total operating expenses	$247,751	258,112	690,787	(4.0)%	(62.6)%

* not meaningful

Total operating expenses represented 42.9%, 47.8%, and 105.2% of total revenue in fiscal 2003, 2002, and 2001, respectively.

     In 2003, we continued the company-wide cost-savings program initiated in 2002. These targeted cost control and restructuring activities allowed us to make critical investments in our future growth while controlling our operating expenses. During the year, we integrated the ScenicSoft operations, restored employee salaries to market rates after a one-year reduction, launched our digital media strategy and experienced the appreciation of various foreign currencies compared to the U.S. dollar.

     As part of our overall cost-saving initiatives in 2002, our employees agreed to reduce their cash compensation for the calendar year of 2002 in return for an equivalent value of stock options using the Black-Scholes method for valuing stock options. Overall employee compensation, including salaries and benefits, were reduced by approximately 10%, for which 2,038,373 stock options were granted. Employee compensation was returned to market rates in the second fiscal quarter of 2003.

MANAGEMENT DISCUSSION & ANALYSIS

22     CREO INC. | ANNUAL REPORT 2003

     Our 2001 operating expenses reflect special charges or adjustments incurred in the fourth quarter of 2001 relating to the write-off of investments, goodwill and intangible assets due to impairment totaling $336.2 million and an exceptional write-down of customer and other receivables, certain capital assets and obsolete engineering inventory totaling $15.3 million. For comparative purposes, our operating expenses in 2001 are also provided below excluding these special charges.

*excluding special charges in 2001

Research and development

				2002 to	2001 to
Years ended September 30	2003	2002	2001	2003	2002

Gross research and development	$103,295	$88,451	$94,749	16.8%	(6.6)%
Net research and development	$79,007	$73,378	$79,048	7.7%	(7.2)%

Gross research and development expenses represented 17.9%, 16.4%, and 14.4% of total revenue in fiscal 2003, 2002, and 2001, respectively. Net research and development expenses represented 13.7%, 13.6%, and 12.0% of total revenue in fiscal 2003, 2002, and 2001, respectively.

     Since our inception we have made significant investments in research and development. These investments have been funded in part by business partners in connection with specific product development initiatives undertaken by us at their request. We have also received funding from the Canadian government through investment tax credits and from the Israeli government through royalty-free grants. Outside funding of our research and development activities was $24.3 million, $15.1 million, and $15.7 million in fiscal 2003, 2002 and 2001, respectively.

     In 2003, the appreciation of the Canadian dollar compared to the U.S. dollar had a significant impact on our gross research and development expenses. In addition, costs associated with new products, such as the Veris inkjet proofing device and the Creo Positive Thermal Plate, and the restoration of employee salaries increased gross research and development costs compared to 2002. However, increased outside funding associated with projects, such as the thermal imaging equipment with Dupont Imaging Technologies for the manufacture of color filter components in liquid crystal displays and the newspaper CTP device for the Japanese market with NEC Engineering, partially offset higher gross research and development costs.

     In 2002, gross research and development expenses were reduced due to the company-wide cost-saving initiatives implemented in the second quarter of 2002, which included employee cash compensation reductions. These savings were partially offset by increased materials consumption from our continuing research and development projects as compared to 2001.

     An adjustment of $2.1 million for the write-down of obsolete engineering inventory and capital assets charged in 2001 was included in our research and development expenses. Excluding special charges, gross research and development expenses were $92.6 million and net research and development expenses were $76.9 million in 2001.

Sales and marketing

				2002 to	2001 to
Years ended September 30	2003	2002	2001	2003	2002

Sales and marketing	$106,892	$97,893	$101,632	9.2%	(3.7)%

Sales and marketing expenses represented 18.5%, 18.1%, and 15.5% of total revenue in fiscal 2003, 2002, and 2001, respectively.

     In 2003, the strengthened euro increased sales and marketing expenses compared to 2002. Excluding foreign exchange impact, expenses increased due to the donation of a CTP system to the Rochester Institute of Technology, a leading graphic arts industry technical school; restored employee salaries; and costs from reorganization in EMEA.

     In 2002, lower sales activity commensurate with lower revenues resulted in decreased sales commissions, associated personnel expenses and freight costs. However, the accelerated amortization of leasehold assets from the consolidation of the U.S. back office functions and regional demonstration and benchmark equipment offset some of the reduction in sales expense. Marketing expenses for advertising and trade shows in 2002 were relatively consistent with the prior year.

MANAGEMENT DISCUSSION & ANALYSIS

CREO INC. | ANNUAL REPORT 2003    23

General and administration

				2002 to	2001 to
Years ended September 30	2003	2002	2001	2003	2002

General and administration	$63,767	$67,259	$82,134	(5.2)%	(18.1)%

General and administration expenses represented 11.0%, 12.5%, and 12.5% of total revenue in fiscal 2003, 2002, and 2001, respectively.

     In 2003, the appreciation of the euro, Canadian dollar and Israeli shekel compared to the U.S. dollar and restored employee salaries were more than offset by lower provisions for doubtful accounts and savings from our cost reduction activities compared to 2002. We significantly reduced our spending on information technology in 2003 compared to the prior year.

     In 2002, employee-specific general and administration expenses were reduced significantly compared to 2001. However, increased provisions for doubtful accounts and third-party vendor leasing recourse provisions from higher leasing activity in the Americas offset some of the employee-specific reductions realized over the year.

     General and administration expenses in fiscal 2001 included an adjustment of $12.1 million to customer and other receivables and a write-down of certain information technology and other assets. Excluding these special charges, general and administration expenses were $70.0 million in 2001.

Other income (expense)

				2002 to	2001 to
Years ended September 30	2003	2002	2001	2003	2002

Other income (expense)	$7,997	$5,397	$(258)	48.2%	*

* not meaningful

Other income includes foreign currency translation gains and losses from our regions’ local currency net assets and liabilities translated to U.S. dollars, interest income from Printcafe Software, Inc. (“Printcafe”), other interest income, and other miscellaneous financial charges.

     In 2003, higher foreign exchange gains realized on our euro and Canadian dollar-denominated assets contributed to the increase in other income compared to 2002. Interest income from Printcafe was stable in 2003.

     The increase in other income in 2002 compared to 2001 was mainly due to interest income of $3.3 million received from Printcafe and a net foreign currency translation gain compared to a net foreign currency translation loss in 2001.

Other charges

Years ended September 30	2003	2002	2001

Restructuring	$2,547	$8,376	$4,081
Business integration costs	876	764	13,150
Goodwill and other intangible assets amortization	2,659	309	74,314
Write-off of investments, goodwill and other intangible assets	—	—	336,170
Royalty arrangement	—	15,530	—

Total other charges	$6,082	$24,979	$427,715

Restructuring

In 2003, restructuring costs were incurred in the consolidation of the remaining facilities in Bedford, Massachusetts initiated in 2002. The higher than expected vacancy rates in Bedford reduced the sublease income which was expected to offset rental expenses for the vacated properties.

     In 2002, we decided to consolidate our North American manufacturing and sales administration functions to our head office in Vancouver, Canada. This consolidation was in addition to a series of cost-saving initiatives implemented following a downturn in sales activity in the 2001 third quarter. We recorded total restructuring charges of $8.4 million relating to our North American consolidation. Workforce reduction charges of $3.7 million were incurred for severance and benefits associated with the reduction of approximately 260 employees in the U.S. In conjunction with the North American consolidation in 2002, a number of leased facilities, and associated capital assets, were no longer required. Therefore, we recorded a charge for net lease costs and a write-down of associated capital assets of approximately $4.7 million. Sublease revenue on leases that we were unable to terminate was included in the net lease costs. In addition to the restructuring charges for 2002 identified above, we incurred approximately $0.7 million in operating expenses, primarily in sales and marketing expenses, from the accelerated amortization on capital assets in our U.S. demonstration center.

     During 2001, we recorded restructuring expenses of $4.1 million for severance and related benefits costs for approximately 200 employees around the world in connection with our company-wide cost-saving initiatives.

MANAGEMENT DISCUSSION & ANALYSIS

24     CREO INC. | ANNUAL REPORT 2003

Business integration costs

In 2003 and 2002, business integration costs related to the implementation of our global ERP system. In 2001, business integration costs included the write-off of discontinued inventory, ERP implementation costs, and other costs to realign resources due to the integration of the Scitex Corporation Ltd. (“Scitex”) digital prepress business.

Goodwill and other intangible assets amortization

The increase in intangible assets amortization in 2003 was due to the amortization of intellectual property from the acquisition of ScenicSoft. For comparative purposes, 2001 included the amortization of goodwill and other intangible assets from the Scitex acquisition. At the end of 2001, the remaining goodwill and other intangible assets from the Scitex acquisition were written off due to impairment.

Royalty arrangement

Costs associated with the royalty arrangement with the Chief Scientist in Israel were $15.5 million in fiscal 2002. There were no comparable costs in fiscal 2003 and 2001. In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel’s Ministry of Industry and Trade which is responsible for implementing government policy regarding support and encouragement of industrial research and development (“royalty arrangement”). Historically, the Israeli government support for research and development has been in the form of a royalty scheme, whereby research and development support was repayable according to the sale of products. In 2001 the Israeli government introduced a new grant-based research and development support program. In order to qualify for the new program, companies were required to settle all obligations under the previous royalty-based scheme.

     At the end of 2001, we had approximately $6.0 million in liabilities owed to the Office of the Chief Scientist on our balance sheet and approximately $27.3 million in contingent liabilities. Pursuant to the agreement, we agreed to pay a total of approximately $21.1 million over five years in order to satisfy all potential future royalty obligations. As a result of amounts previously accrued, the repayment commitment resulted in a net charge of $15.5 million for 2002.

     The liability is denominated in Israeli shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over five years with 10 semi-annual payments. In September 2002, we entered into a cross-currency interest rate swap agreement to exchange Israeli shekels for U.S. dollars in order to mitigate the currency and interest rate risks associated with the royalty arrangement.

     At September 30, 2003, $9.9 million of the outstanding amount was included in long-term liabilities and $4.9 million was included in accrued and other liabilities.

EQUITY LOSS ON INVESTMENT

Equity loss on investments is the accounting of our investment in Printcafe under the equity method effective January 2, 2002. We were required to record a proportionate share of Printcafe’s income or loss. Equity loss on investments was $3.0 million in fiscal 2003 and $2.1 million in fiscal 2002. There was no comparable charge in fiscal 2001. As at September 30, 2003, our remaining equity balance in Printcafe was $nil.

INCOME TAX

For fiscal 2003, income tax expense was $1.5 million compared to an income tax recovery of $2.7 million for the same period last year. The tax expense in 2003 was due to earnings before income tax of $7.0 million compared to a loss before income tax of $27.5 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

			2002 to
September 30	2003	2002	2003

Cash and cash equivalents	59,021	70,671	(16.5)%
Working capital	156,988	141,113	11.2%
Long-term liabilities	16,950	14,136	19.9%

Cash and cash equivalents include investments which are highly liquid and held to maturity. Cash equivalents typically include term deposits, banker’s acceptances and bearer deposit notes issued mostly by major North American banks. Of the $59.0 million cash balance in 2003, $1.8 million is restricted relating to the cross-currency interest rate swap and approximately $1.0 million is restricted for other operational items. In the 2003 fourth quarter, we repaid the short-term debt of $15.1 million owing in Creo Japan.

     While most current asset balances remained consistent in 2003 compared to the prior year, working capital increased as a result of the decrease in current liabilities from the repayment of short-term debt and the reduction in trade accounts payable. Our working capital ratio improved to 1.9 in 2003 from 1.7 in 2002.

MANAGEMENT DISCUSSION & ANALYSIS

CREO INC. | ANNUAL REPORT 2003     25

     Long-term liabilities include long-term provisions associated with the restructuring charge incurred in the consolidation of the remaining facilities in Bedford, Massachusetts started in 2002 and continued in 2003. Long-term liabilities also include transactions offered under our third-party customer leasing programs which are treated as operating leases for accounting purposes. These increases were offset by scheduled payments made to the Office of the Chief Scientist with respect to our royalty arrangement initiated in fiscal 2002.

				2002 to	2001 to
Years ended September 30	2003	2002	2001	2003	2002

Cash provided by (used in):
Operations	16,536	41,387	48,477	60.0%	(14.6)%
Investing	(7,609)	(33,134)	(39,628)	(77.0)%	(16.4)%
Financing	(22,635)	1,969	9,542	*	(79.4)%

* not meaningful

     While cash contribution from operating profitability improved significantly in 2003 compared to both 2002 and 2001, the net changes in operating assets and liabilities were significantly lower than in the prior periods. In prior years, changes to accounts receivable and inventory were more significant as we improved collections and inventory management. We have maintained this improvement in 2003 as days sales outstanding levels improved in spite of increases in accounts receivable due to increased revenue.

     In 2003, cash used in investing decreased compared to both 2002 and 2001, due to lower investing activity compared to the prior year. Investing activities in 2003, including investments in Printcafe and the acquisition of Scenicsoft, were lower than prior year investments in Printcafe. In 2003, cash used in investing was significantly reduced by the receipt of the Scitex note receivable of approximately $18.8 million. Furthermore, capital expenditures in 2003 have remained relatively consistent to 2002 and were significantly lower than 2001.

     In 2003, cash used in financing activities increased due to the repayment in the 2003 fourth quarter of short-term debt owed by Creo Japan and the planned installment payments to the Office of the Chief Scientist in Israel. In 2002 and 2001, cash received from employees exercising stock options was significantly higher than in 2003.

COMMITMENTS

We have a $40.0 million 364-day-committed working capital facility. As of September 30, 2003, approximately $4.5 million of the facility has been utilized to support various letters of credit. The working capital facility is secured by mortgages over our real estate assets in British Columbia and a floating charge on working capital in North America. There have been no direct borrowings under this facility. We also have various other uncommitted facilities aggregating approximately $10.0 million.

     We transact business in a variety of foreign currencies, primarily the euro, Canadian dollar and Israeli shekel. As a result our financial statements are exposed to changes in foreign currency exchange rates. We hedge a portion of our net monetary assets and liabilities recorded in our financial records using forward foreign exchange contracts to reduce the impact that changes in foreign exchange rates will have on the revaluation of these items. These forward foreign exchange contracts are carried at fair value with the changes in fair value charged to other income. At September 30, 2003 we had forward foreign exchange contracts outstanding whose notional value in U.S. dollars was $21.0 million compared to $20.5 million at September 30, 2002. At September 30, 2003 the maturity dates for these contracts were 60 days or less.

     In 2002 we hedged a fixed-term Israeli shekel liability from the royalty agreement with the Office of the Chief Scientist in Israel by entering into a cross-currency interest rate swap agreement maturing in September 2006. This agreement effectively converted the amount owing under the royalty agreement with the Israeli government to a U.S. dollar-denominated obligation bearing interest at LIBOR less approximately 40 basis points. At September 30, 2003 the notional amount of this agreement was $14.6 million compared to $20.0 million at September 30, 2002.

     On October 24, 2002, we acquired all of the issued and outstanding shares of ScenicSoft for approximately $9.5 million in a combination of cash, convertible notes, and an assumption of liabilities. Of the aggregate $9.5 million to be paid by Creo, $4.0 million is payable one year after the close of the transaction and is represented by unsecured, non-interest-bearing, convertible promissory notes of Creo. These notes are convertible into common shares at an average closing price of Creo common shares for the 10 days prior to October 24, 2003. Subsequent to September 30, 2003, we chose to pay the $4.0 million promissory note in cash.

     Based on past performance and current expectations, we believe that our cash and cash equivalents, and cash generated from operations will satisfy our working capital needs, capital expenditures, and commitments through fiscal 2004.

MANAGEMENT DISCUSSION & ANALYSIS

26     CREO INC. | ANNUAL REPORT 2003

SUBSEQUENT EVENTS

On December 5, 2003, we acquired a plate production facility based in Pietermaritzburg, South Africa, from First Graphics, for an aggregate purchase price of $11.3 million in cash. The facility includes a modern, recently installed plate manufacturing line that is already producing the Creo plate. As part of the acquisition, Creo received over 10 acres of land and approximately 151,000 ft2 in manufacturing and storage facilities. The manufacturing facility employs approximately 150 people. First Graphics will continue to act as the exclusive distributor for Creo products in South Africa.

     On October 30, 2003, we received cash consideration for our remaining equity stake in Printcafe of approximately 4.7 million common shares and received payment for the outstanding loan to Printcafe of $11.8 million. The net proceeds to Creo were approximately $22.1 million.

     On October 13, 2003, Creo reached an agreement to purchase the production workflow system product line and the integrated press control interface for newspapers from HiT Internet Technologies SpA of Affi, Italy, a leading developer of technology for the publishing industry.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements made by Creo in this annual report, and in other public statements that refer to this section, including without limitation certain statements contained in the section of this annual report entitled Management Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts, are so-called forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These include statements about management’s future, which are indicated by words such as anticipates, intends, believes, estimates, forecasts, expects or similar words. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect management’s current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this annual report and from time to time in our filings with Canadian and U.S. regulatory authorities.

Risk factors

Our business is subject to significant risks and our past performance is no guarantee of future performance. Some of the risks we face are outlined below and should be considered by prospective purchasers of the common shares.

Our new strategy of manufacturing and selling our proprietary thermal plates may not succeed. A significant element of our growth strategy is the introduction of our proprietary thermal plate and the growth of sales from the plate. We have made a significant investment in furtherance of this strategy. Our new product strategy may not proceed as planned and if we do not achieve growth of proprietary thermal plate sales, our financial condition and results of operations could be adversely affected. In addition, we will be relying on a combination of third party manufacturers and possibly our own manufacturing facilities to produce our plate. A production disruption or a quality control failure would adversely affect our customers and adversely affect our financial results. Distributing our plates to customers globally will require a sophisticated logistical infrastructure to ensure timely and efficient delivery. A failure to effectively manage plate delivery and support would cause us to lose customers and this would adversely affect our financial results.

Our industry is undergoing significant changes as demand for digital prepress solutions matures which may lead to increased competition that could adversely affect our financial condition and operating results. As our industry matures, direct competition among providers of digital prepress solutions is likely to intensify, and this in turn is likely to result in price reductions including discounts from bundling equipment with consumables, reduced gross margins, longer sales cycles, and reduced market share, all of which would harm our business and operating results. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, initiate intense price competition or make our products obsolete.

We are dependent on a limited number of suppliers for raw materials and key components of our products. If our supply of these raw materials and components is disrupted, we will be unable to make sales, and our financial condition and operating results will be adversely affected. Because there are a limited number of potential suppliers of certain raw materials and key components of our products, including components of our thermal imaging heads and ingredients for our emulsion technology, it may be difficult for us to find qualified suppliers or to replenish our inventories of these components on a timely basis, and this could cause our operating results and financial condition to suffer.

MANAGEMENT DISCUSSION & ANALYSIS

CREO INC. | ANNUAL REPORT 2003     27

Our products and some of the key components supplied to us by other companies incorporate complex imaging technology, software and hardware, which requires precise process controls and makes quality control more challenging. Despite rigorous testing, undetected errors or defects in our products or components may cause failures at any time. We may not be able to sell our products if they have reliability, quality, or compatibility problems. Moreover, errors, defects, or bugs can result in additional development costs, diversion of technical and other resources from our development efforts, warranty claims by our customers or others against us, or the loss of credibility with our current and prospective customers. If there is a successful product liability claim against us for an amount exceeding our insurance policy limits, we would be forced to use our own resources to pay the claim, which could materially and adversely affect our business and financial condition.

Our intellectual property and proprietary technology is important to the continued success of our business. Our failure to protect or defend this proprietary technology may significantly impair our competitive position. Our success and ability to compete depend to a significant extent on our proprietary technology since that is how we attempt to prevent others from copying the innovations that are central to our present and future products. We currently rely on copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and patents to protect our proprietary technology. We may have to engage in litigation to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights claimed by others. This kind of litigation can be time-consuming and expensive, whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient strength and scope to provide us with meaningful protection or commercial advantage. Further, others may develop technologies that are similar or superior to our technology or design around our patents. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. It is not always possible to enforce these agreements and these agreements may be breached, and if they are, we may not have adequate remedies. In any case, others may come to know about our trade secrets in various ways. In addition, the laws of some countries in which we manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of Canada and the United States.

     Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, rendered unenforceable or infringed or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to ours, duplicate or reverse engineer our technology or design around patents owned or licensed by us. If we fail to protect our technology so that others may use or copy it, we would be less able to differentiate our products and our revenues will decline.

     If an infringement claim is filed against us we may be prevented from using certain technologies and may incur significant costs to resolve the claim and to defend ourselves and our customers against such claims. Litigation could also adversely affect sales of the challenged product or technology and in the event of a claim of infringement we may be required to obtain one or more licenses from third parties. We cannot assure you that we or our customers could obtain any necessary licenses at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

We may provide significant levels of credit to our customers when we bundle sales of our products with our own plates and other media, allowing customers to pay for a portion of the equipment over time through higher media charges. If our customers are unable to repay us our financial results may be adversely affected. A deterioration in general economic conditions may result in an increase in customers who are unable to meet their obligations to us as they come due, and this may negatively impact our operating results.

A substantial portion of our equipment sales are financed by leases entered into by the end users. Through arrangements with certain lessors, we bear some economic risks associated with the leases. If a significant number of lessees are unable to meet their lease obligations or the sale of equipment relating to maturing leases reduces demand for our new equipment, our operating results and financial condition could be adversely affected. A substantial portion of our sales is subject to lease financing that is provided principally under leasing programs arranged with third-party leasing companies. Under these programs, we remain responsible for remarketing and refurbishing any equipment that is returned at the expiry of the lease or upon default of the customer. In the latter case, in addition, we are required to repurchase the lease receivables from the leasing company, subject to the limits specified in the leasing programs. If the lessees default on their obligations we may not be able to recover the outstanding amounts owed. Moreover, the remarketing of used equipment as a result of a customer default or lease expiry may reduce the demand for our products and compete with the sale of new products, resulting in reduced revenues and gross margins. We are also required to comply with contractual covenants, including financial covenants, under our leasing programs with third party leasing companies. If we fail to meet these obligations, this could result in a curtailment or discontinuance of further customer lease financing or a requirement for us to repurchase existing leases from the third party lease financiers. If any of these developments should occur, they would have a negative impact on our operating results and financial condition.

MANAGEMENT DISCUSSION & ANALYSIS

28     CREO INC. | ANNUAL REPORT 2003

We have business locations in several foreign countries and our business is affected by economic and political conditions in those countries. Any instability or outbreak of hostilities in a region where a part of our operations is located may adversely affect our operations. We have significant research and development, engineering and manufacturing operations, and some administrative operations located in Canada, the United States, Israel and South Africa, and have significant sales and administrative operations in Europe, Japan, the United States and the Asia-Pacific region. Our business is therefore affected by economic, political and military conditions in those regions. In addition, these operations are heavily dependent upon shipment of components and products among our operations. Our operations could be adversely affected if major hostilities occur in these or any other regions in which we have significant operations or if trade or the movement of components or products were to be curtailed or interrupted.

We must continue to expand our market share among smaller commercial printers to enable revenue growth. Our computer-to-plate solutions have thus far been adopted principally by mid-sized to large commercial printers. While we have had increasing success in persuading smaller printers to adopt our solutions, we can offer no assurance that we will continue to do so.

Our inability to introduce new products could adversely affect us, and new technologies could reduce the demand for our products. Due to evolving industry standards, frequent new product introductions and enhancements, and changing customer demands in our market, our future success will depend on our ability to invest significantly in research and development, to develop, introduce, and support new products and enhancements on a timely basis and to gain market acceptance of our products. We and a number of other companies are currently working with press manufacturers to develop products that use next-generation digital offset printing technology as a digital prepress solution. Although we expect that various digital prepress technologies, including computer-to-plate technology, will co-exist for the foreseeable future, digital offset printing products could in time replace or provide lower-cost alternatives to our existing computer-to-plate solutions, causing them to become obsolete. In addition, recent innovations in xerography and inkjet technology could make these technologies a more economic alternative to offset printing for short print runs. We primarily fund our research and development with our own working capital generated from operations. If we were unable to fund our research and development at levels sufficient to develop our products and technology, it would be difficult for us to remain competitive.

Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management and our ability to attract highly skilled employees. Our senior management, particularly Amos Michelson, our chief executive officer, Dan Gelbart, our chief technology officer, Judi Hess, our president and Mark Dance, our chief financial officer and chief operating officer, possesses significant managerial, technical and other expertise in our industry. Their expertise would be difficult to replace, and if we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop new products and provide service could suffer.

A portion of our sales are bundled with products produced by third-party manufacturers. We also sell products to a variety of original equipment manufacturers, in particular relating to our print-on-demand systems, that resell our products in bundled configurations. If our relationships with those manufacturers deteriorate, we may lose market share and our development capability may be adversely affected. Any deterioration in the price or performance of the products of those suppliers would adversely affect us and cause our revenues from these arrangements to decline.

We are subject to currency fluctuations, which could adversely affect our financial results. We distribute our products globally with sales prices being denominated in local currencies. Revenues are primarily based in U.S. dollars and euros, although we do generate revenues denominated in a portfolio of other currencies. Our manufacturing costs are primarily denominated in Canadian dollars, Israeli shekels and U.S. dollars. As a result, an appreciation of the Canadian dollar or Israeli shekel against the currencies in which our sales are denominated could adversely affect our operating results.

MANAGEMENT DISCUSSION & ANALYSIS

CREO INC. | ANNUAL REPORT 2003     29

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2003 and fiscal 2002 in thousands of United States dollars, except per share amounts.

Fiscal 2003	Fourth quarter	Third quarter	Second quarter	First quarter

Revenue	$150,265	$143,534	$141,463	$142,776
Cost of sales	84,054	78,672	77,749	79,722
Research and development, net	20,665	20,520	19,115	18,707
Sales and marketing	28,055	27,434	25,963	25,440
General and administration	14,098	14,965	17,352	17,352
Other income	(1,270)	(2,731)	(2,450)	(1,546)

Net earnings (loss)	$2,392	$2,782	$(1,178)	$1,513

Basic earnings (loss) per share	$0.05	$0.06	$(0.02)	$0.03

Diluted earnings (loss) per share	$0.05	$0.05	$(0.02)	$0.03

Adjusted earnings	$3,573	$3,622	$2,903	$2,419

Adjusted earnings per share	$0.07	$0.07	$0.06	$0.05

Fiscal 2002	Fourth quarter	Third quarter	Second quarter	First quarter

Revenue	$138,433	$131,767	$130,143	$139,509
Cost of sales	77,216	73,169	74,470	81,726
Research and development, net	18,681	17,899	17,206	19,592
Sales and marketing	25,551	23,851	23,924	24,567
General and administration	15,475	17,496	17,075	17,213
Other income	(2,050)	(1,433)	(1,247)	(667)

Net earnings (loss)	$579	$(2,750)	$(17,137)	$(4,994)

Basic earnings (loss) per share	$0.01	$(0.06)	$(0.35)	$(0.10)

Diluted earnings (loss) per share	$0.01	$(0.06)	$(0.35)	$(0.10)

Adjusted earnings (loss)	$2,847	$628	$(1,021)	$(2,347)

Adjusted earnings (loss) per share	$0.06	$0.01	$(0.02)	$(0.05)

The adjusted results are not prepared in accordance with GAAP because they exclude certain costs. A reconciliation of our adjusted results to Canadian GAAP for each quarter in fiscal 2003 and fiscal 2002 is provided below.

Fiscal 2003	Fourth quarter	Third quarter	Second quarter	First quarter

Adjusted earnings	$3,573	$3,622	$2,903	$2,419
Restructuring	425	—	2,122	—
Business integration costs	271	156	236	213
Intangible assets amortization	709	707	706	537
Equity loss on investments	—	322	2,343	375
Tax related to reconciling items	(224)	(345)	(1,326)	(219)

Net earnings (loss) under Canadian GAAP	$2,392	$2,782	$(1,178)	$1,513

Fiscal 2002	Fourth quarter	Third quarter	Second quarter	First quarter

Adjusted earnings (loss)	$2,847	$628	$(1,021)	$(2,347)
Restructuring	891	4,198	—	3,287
Business integration costs	240	256	268	—
Intangible assets amortization	104	103	102	—
Equity loss on investments	1,671	470	—	—
Royalty arrangement	(316)	—	15,846	—
Tax related to reconciling items	(322)	(1,649)	(100)	(640)

Net earnings (loss) under Canadian GAAP	$579	$(2,750)	$(17,137)	$(4,994)

QUARTERLY RESULTS

30     CREO INC. | ANNUAL REPORT 2003

Management’s Statement of Responsibility

The management of Creo Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the annual report. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company. Material differences to U.S. accounting principles are set out in note 18.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is composed entirely of non-management directors and is appointed by the board of directors annually. The committee meets periodically with the Company’s management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the auditors’ report. The audit committee reported its findings to the board of directors, who have approved the consolidated financial statements. The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

Amos Michelson	Mark Dance
Chief Executive Officer	Chief Financial Officer and Chief Operating Officer
December 5, 2003	December 5, 2003

Auditors’ Report to the Shareholders

To the Shareholders of
Creo Inc.

We have audited the consolidated balance sheets of Creo Inc. as at September 30, 2003 and 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
November 6, 2003, except as to note 19, which is as of December 5, 2003

MANAGEMENT’S STATEMENT OF RESPONSIBILITY & AUDITORS’ REPORT

CREO INC. | ANNUAL REPORT 2003     31

Creo Inc.
Consolidated Balance Sheets
(In thousands of United States dollars)

September 30	2003	2002

Assets
Current assets
Cash and cash equivalents	$59,021	$70,671
Accounts receivable	126,506	117,989
Other receivables	23,634	30,974
Inventories (note 1(d))	96,445	91,799
Income taxes receivable	6,078	5,073
Future income taxes (note 12)	20,203	16,919

	331,887	333,425
Investments (note 3)	12,912	11,625
Capital assets, net (note 4)	112,441	109,939
Intangible assets, net (note 5)	11,253	1,791
Other assets	19,585	22,341
Future income taxes (note 12)	13,314	16,084

	$501,392	$495,205

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 6)	$—	$16,440
Accounts payable	48,429	54,505
Accrued and other liabilities (note 7)	67,013	66,726
Future income taxes (note 12)	1,937	1,200
Deferred revenue and credits	57,520	53,441

	174,899	192,312
Long-term liabilities (note 8)	16,950	14,136
Future income taxes (note 12)	5,556	4,812

	197,405	211,260

Shareholders’ equity
Share capital (note 9)	696,837	696,193
Contributed surplus	6,059	2,060
Cumulative translation adjustment	14,315	4,425
Deficit	(413,224)	(418,733)

Shareholders’ equity	303,987	283,945

	$501,392	$495,205

Commitments and contingencies (note 15)
Subsequent events (note 19)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Charles E. Young	Douglas A. Brengel
Director	Director

CONSOLIDATED BALANCE SHEETS

32     CREO INC. | ANNUAL REPORT 2003

Creo Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of United States dollars, except per share amounts)

Years ended September 30	2003	2002	2001

Revenue
Product	$360,618	$336,329	$447,241
Service	170,104	158,986	161,753
Consumables	47,316	44,537	47,533

	578,038	539,852	656,527
Cost of sales	320,197	306,581	378,176

Gross profit	257,841	233,271	278,351

Research and development, net (note 1(g))	79,007	73,378	79,048
Sales and marketing	106,892	97,893	101,632
General and administration	63,767	67,259	82,134
Other expense (income)	(7,997)	(5,397)	258
Restructuring (note 10)	2,547	8,376	4,081
Business integration costs (note 11)	876	764	13,150
Goodwill and other intangible assets amortization	2,659	309	74,314
Write-off of investments, goodwill and other intangible assets (note 3 and 5)	—	—	336,170
Royalty arrangement (note 8)	—	15,530	—

	247,751	258,112	690,787

Earnings (loss) before income taxes and equity loss	10,090	(24,841)	(412,436)
Income tax expense (recovery)	1,541	(2,680)	2,319
Equity loss	3,040	2,141	—

Net earnings (loss)	$5,509	$(24,302)	$(414,755)

Earnings (loss) per common share
Basic and diluted	$0.11	$(0.49)	$(8.56)

Retained earnings (deficit), beginning of year	$(418,733)	$(394,431)	$20,324
Net earnings (loss)	5,509	(24,302)	(414,755)

Deficit, end of year	$(413,224)	$(418,733)	$(394,431)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

CREO INC. | ANNUAL REPORT 2003     33

Creo Inc.
Consolidated Statements of Cash Flows
(In thousands of United States dollars)

Years ended September 30	2003	2002	2001

Cash provided by operations:
Net earnings (loss)	$5,509	$(24,302)	$(414,755)
Items not affecting cash:
Amortization	24,168	20,988	97,279
Royalty arrangement	—	15,530	—
Restructuring	2,547	1,746	—
Equity loss	3,040	2,141	—
Future income taxes	(903)	(6,084)	(9,867)
Write-off of investments, goodwill and other intangible assets	—	—	336,170
Other	(2,063)	1,004	2,298

	32,298	11,023	11,125

Changes in operating assets and liabilities:
Accounts receivable	701	25,577	40,744
Other receivables	9,947	(3,432)	10,788
Inventories	(2,784)	9,114	41,886
Accounts payable	(7,627)	(3,683)	(33,939)
Accrued and other liabilities	494	2,638	(11,274)
Income taxes	(16,355)	(7,359)	(4,079)
Deferred revenue and credits	(138)	7,509	(6,774)

	(15,762)	30,364	37,352

	16,536	41,387	48,477
Cash used in investing:
Purchase of intangible assets	—	(2,100)	—
Purchase of investments	(2,128)	(24,777)	(5,000)
Proceeds from investments	—	11,800	—
Repayment of promissory note	18,760	—	—
Acquisition, net of cash acquired	(4,700)	—	—
Purchase of capital assets	(20,027)	(19,355)	(32,116)
Proceeds from sale of capital assets	827	392	290
Other	(341)	906	(2,802)

	(7,609)	(33,134)	(39,628)

Cash provided by (used in) financing:
Proceeds from shares issued	644	4,238	7,259
Increase (decrease) in short-term debt	(16,749)	(2,544)	2,283
Increase (decrease) in long-term liabilities	(6,530)	275	—

	(22,635)	1,969	9,542

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	2,058	208	(3,509)

Increase (decrease) in cash and cash equivalents	(11,650)	10,430	14,882
Cash and cash equivalents, beginning of period	70,671	60,241	45,359

Cash and cash equivalents, end of period	$59,021	$70,671	$60,241

Supplementary information:
Taxes paid	$2,506	$5,946	$11,243
Interest paid	$161	$426	$234
Non-cash transactions:
Convertible note issued for acquisition	$3,808	$—	$—
Common shares issued for investments	$—	$—	$20,470
Exercise of stock options issued on acquisition	$—	$—	$66

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

34     CREO INC. | ANNUAL REPORT 2003

Notes to Consolidated Financial Statements

(Amounts in thousands of United States dollars, except share and per share amounts)

Creo Inc. (“the Company”) was incorporated under the laws of Canada and its principal business activities include the development and manufacture of digital solutions for the graphic arts industry. The Company’s principal customers are in the United States (“U.S.”), Europe, and Asia-Pacific.

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, in the case of the Company, materially conform with those established in the U.S. except as explained in note 18.

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

     The equity method of accounting is used to account for investments in companies over which significant influence is exercised and the Company is entitled to vote 50% or less of the voting shares. Under the equity method, the original cost of the shares is adjusted for the Company’s share of post-investment earnings or losses and dividends.

     Investments in companies where significant influence is not exercised are carried at cost.

(b)  Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Significant areas of estimate relate to the inventory obsolescence provision, allowance for doubtful accounts, provision for recourse on lease guarantees, provision for potential retrofits on installed equipment, warranties, provisions for restructuring, impairment of investments, and future income tax asset valuation allowance. Actual results could differ from those estimated.

(c)  Cash and cash equivalents

Cash equivalents include short-term deposits, banker’s acceptances and bearer deposit notes, which are all liquid securities with a term to maturity of three months or less when acquired. Of this balance, $1,750 (2002 — $2,000) is restricted relating to the cross-currency interest rate swap (note 13). In 2003, $1,000 (2002 — $1,975) is restricted for other operational items.

(d)  Inventories

Inventories are stated at standard costs, which approximate the lower of cost using the weighted average basis, or net realizable value. Work-in-progress and finished goods inventories include materials, direct labor, and production overhead. The Company periodically reviews its inventories for potential slow-moving or obsolete items and records inventories net of any obsolescence provisions.

September 30	2003	2002

Materials	$23,433	$24,247
Work-in-progress	13,597	12,051
Finished goods	21,599	23,916
Service materials	31,755	27,247
Consumables	6,061	4,338

	$96,445	$91,799

(e)  Capital assets and other intangible assets

Capital assets are stated at cost less applicable tax credits. Amortization of capital assets is computed based on a declining-balance basis or straight-line basis depending on the asset type:

Building	4 – 5%
Equipment	20%
Computer software	33 – 100%
Furniture and fixtures	20%
Leasehold improvements	Straight-line over term of respective leases
Computer equipment	Straight-line over 3 years
Demo equipment	Straight-line over 3 years

Acquired technology and other intangible assets are stated at cost and amortized by the straight-line method over their estimated useful lives or periods ranging from one to five years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREO INC. | ANNUAL REPORT 2003     35

     The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset.

(f) Goodwill

Goodwill, representing the difference between the cost of the acquired businesses and the fair value of their underlying net identifiable assets at the time of acquisition, was amortized straight-line over five years. Effective October 1, 2002, the Company adopted CICA Handbook Section 3062 “Goodwill and other intangible assets.” Under this section, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually and on initial adoption. Intangible assets with definite lives are amortized over their estimated useful lives.

     When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statements of operations.

(g) Research and development

Research costs are expensed as incurred. Under Canadian generally accepted accounting principles, development costs are expensed as incurred unless they meet certain criteria for deferral and amortization. The Company has determined that none of the development costs have met these criteria. Research and development costs are offset by funding from related development contracts. The Company has no obligation to repay the funds under these contracts. Development contracts involve the planning, development, and installation of a product to meet specific customer’s needs.

     Funding from development contracts is recognized on the percentage-of-completion basis using actual hours as a percentage of total expected hours.

     Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, when there is reasonable assurance that the investment tax credit will be received.

Years ended September 30	2003	2002	2001

Research and development expenses	$103,295	$88,451	$94,749
Research and development funding:
Development contract revenue	(10,351)	(7,058)	(6,808)
Investment tax credits	(13,937)	(8,015)	(8,893)

Research and development, net	$79,007	$73,378	$79,048

(h) Foreign currency translation

The consolidated financial statements of the Company are presented and measured in U.S. dollars. The Company and its integrated subsidiaries translate monetary items to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at average rates for the period. Foreign exchange gains and losses are included in other income (expense).

     Self-sustaining operations’ assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Any material corresponding foreign exchange gains and losses are deferred and disclosed separately as part of shareholder’s equity.

     Exchange gains and losses are included in other income (expense). The exchange gain for the year ended September 30, 2003 is $3,054 (2002 — $1,014; 2001 — $1,510).

(i) Revenue recognition

Revenue under multiple element arrangements is allocated to all elements sold based upon their estimated relative fair values. The fair values are based upon the price charged when these elements are sold separately. Revenue for each element is recognized according to the Company’s revenue recognition policies for products, service contracts and consumables as disclosed below.

     Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured which is upon shipment, installation or customer acceptance as appropriate in the circumstances in accordance with contractual terms.

     Certain customers finance their purchases from the Company through lease arrangements with third parties. Revenue is recognized once substantial risks of ownership are transferred to the buyer upon shipment, installation or acceptance in accordance with contractual terms with an appropriate provision for lease guarantees.

     Revenue from service contracts is recognized as the services are provided.

     Revenue from consumables is recognized upon shipment or upon usage in the case of royalties from third-party plate suppliers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

36     CREO INC. | ANNUAL REPORT 2003

(j)  Warranty costs

The Company accrues warranty costs upon the recognition of related revenue, based on the Company’s best estimates, with reference to past experience.

(k)  Income taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at their carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is considered unlikely. Future tax classifications between current and non-current assets and liabilities are netted except to the extent that they cannot be offset due to different tax jurisdictions.

(l)  Stock-based compensation plans

Effective October 1, 2002, the Company adopted HB Section 3870 “Stock-based compensation and other stock-based payments” (“HB 3870”). Under this section, which for the Company is effective for stock-based compensation issued on or after October 1, 2002 and is applied prospectively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. The Company accounts for employee stock options using the intrinsic value method. Consideration paid by employees on the exercise of stock options is recorded as share capital. The description of the plan and the effect of using this method are described in note 9.

(m)  Earnings (loss) per share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) for the year by the weighted average number of common shares outstanding during the year.

     Diluted earnings (loss) per share is calculated by dividing net earnings (loss) applicable to common shareholders by the sum of the weighted average number of common shares outstanding used in the basic earnings (loss) per share calculation and the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding using the treasury stock method.

(n)  Comparative figures

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2. BUSINESS ACQUISITIONS

(a) ScenicSoft, Inc.

On October 24, 2002, the Company acquired 100% of the outstanding common shares of ScenicSoft, Inc. (subsequently renamed Creo Seattle, Inc., “Creo Seattle”). Creo Seattle develops and markets software for the publishing and printing industries and is headquartered in Lynnwood, Washington. The results of Creo Seattle have been included in the consolidated financial statements since the acquisition date.

     The purchase price of $9,274 consisted of cash, convertible promissory notes and assumption of liabilities. $4,000 of the purchase price is payable one year after the close of the transaction and is represented by unsecured, non-interest bearing, convertible promissory notes of the Company. The convertible promissory notes have been recorded as part of contributed surplus. The Company may convert the notes into common shares of the Company at the average closing price of the Company’s common shares for the 10 days prior to October 24, 2003, the one-year anniversary of the closing of the transaction. Subsequent to September 30, 2003, the Company chose to pay $4,000 in cash to ScenicSoft in settlement of the convertible promissory note obligation.

     The purchase price has been assigned to the assets acquired and liabilities assumed at the date of acquisition as follows:

Current assets	$1,165
Capital assets, net	462
Other assets	37
Intangible assets	12,091

Total assets acquired	13,755
Current liabilities	2,505
Long-term liabilities	1,976

Total liabilities assumed	4,481

Net assets acquired	$9,274

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREO INC. | ANNUAL REPORT 2003     37

The Company obtained third-party valuations and assigned the purchase price to its acquired intangible assets as follows:

Acquired technology	$10,944
Trademarks	519
Customer database	628

$12,091

All of the intangible assets are subject to amortization and are being amortized over five years.

(b)  Creo Japan Inc.

On October 1, 2001, the Company purchased an additional 14,212 shares of Creo Japan Inc. for a nominal amount, increasing the Company’s shareholdings to 100% ownership in the entity. The acquisition was accounted for using the purchase method of accounting and resulted in an additional $2,180 of goodwill. As at September 30, 2003, the Company has determined that there is no impairment in the value of goodwill.

3. INVESTMENTS

September 30	2003	2002

Printcafe Software, Inc.	$12,912	$10,625
Other	—	1,000

	$12,912	$11,625

(a)  Loan receivable due from Printcafe Software, Inc.

In December 2001, the Company entered into a long-term debt facility arrangement with Printcafe Software, Inc. (“Printcafe,” formerly printCafe, Inc.) under which the Company advanced $23,627 to Printcafe in January 2002. Effective January 2, 2002, the Company began accounting for the investment under the equity method because it was able to exercise significant influence over Printcafe.

     In June 2002, Printcafe repaid $11,800 of the outstanding loan principal from the long-term debt facility in addition to approximately $1,400 in interest and $3,700 in prepayment fees. The prepayment fees are being amortized over the remaining term of the loan. Under the revised long-term debt facility arrangement, the remaining principal balance of $11,800 is due by January 2004 and bears interest of 4% per annum.

     As at September 30, 2003, the principal is offset by $617 (2002 — $3,233) of unamortized prepayment and other fees noted above.

     During the year, the Company received in total $3,267 (2002 — $3,012) of interest income relating to Printcafe. This amount is comprised of interest with respect to the long-term debt facility arrangement with Printcafe, and amortization of the prepayment fees noted above.

     Subsequent to September 30, 2003, in conjunction with the acquisition of Printcafe by a third party, the Company received a cash payment for the outstanding loan receivable (note 19).

(b) Equity investments

During the fourth quarter of 2001, the Company performed comprehensive reviews of its investments in Printcafe and TDI Systems, Inc. (“TDI Systems,” formerly Creo Ltd.). Based upon the reviews, the Company determined that the financial and operational circumstances relating to these investments were materially and adversely different as at September 30, 2001 than at the time the investments were originally made. The Company determined that the net carrying values of these investments exceeded their market values and that the decline in values was other than temporary in nature. As a result, the Company recorded a write-down in values totaling $70,470.

     During fiscal 2002, the Company invested $3,700 in Printcafe common stock, resulting in an aggregate equity interest of 30.07%.

     In the first quarter of fiscal 2003, the Company purchased approximately 1.5 million shares of Printcafe common stock at a purchase price of $1.30 per share, increasing the Company’s ownership in Printcafe to approximately 45%. In the third quarter of fiscal 2003, the Company’s ownership Printcafe decreased to approximately 37% as a result of the exercise of dilutive Printcafe stock options by a third party.

     As of September 30, 2003, the Company held 4,717,547 (2002 — 3,185,495) shares in Printcafe. Printcafe shares are traded on the Nasdaq Stock Market. On September 30, 2003, Printcafe’s common shares closed at approximately $2.57 per share.

     Subsequent to September 30, 2003, in conjunction with the acquisition of Printcafe by a third party, the Company received cash consideration for its investment in Printcafe (note 19).

(c)  Other

In August 2002, the Company advanced $1,000 to ScenicSoft, in return for a secured promissory note bearing interest at 7% per annum, maturing on March 31, 2003. On October 24, 2002, the Company purchased 100% of the outstanding common shares of ScenicSoft.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38     CREO INC. | ANNUAL REPORT 2003

4. CAPITAL ASSETS, NET

		Accumulated	Net
September 30, 2003	Cost	amortization	book value

Land	$21,205	$—	$21,205
Building	42,650	9,368	33,282
Construction in progress	4,388	—	4,388
Leasehold improvements	8,258	4,273	3,985
Equipment	38,074	14,689	23,385
Computer and demo equipment	63,251	53,841	9,410
Computer software	26,576	13,264	13,312
Furniture and fixtures	9,193	5,719	3,474

	$213,595	$101,154	$112,441

		Accumulated	Net
September 30, 2002	Cost	amortization	book value

Land	$21,205	$—	$21,205
Building	42,300	6,840	35,460
Leasehold improvements	6,934	3,384	3,550
Equipment	26,711	5,521	21,190
Computer and demo equipment	55,474	45,773	9,701
Computer software	22,160	7,527	14,633
Furniture and fixtures	9,115	4,915	4,200

	$183,899	$73,960	$109,939

In 2002, the Company wrote off $1,746 (2001 — $3,717) of capital assets including office equipment, computer software and equipment, and leasehold improvements.

     Included in computer software are $7,309 (2002 — $13,742) of assets mostly relating to the implementation of the global Enterprise Resource Planning system not amortized in 2003 as it was not yet in use at September 30, 2003.

     Construction in progress relates to land purchased for future expansion in Israel. The asset has not been amortized in 2003 and it is not yet available for use at September 30, 2003.

5. INTANGIBLE ASSETS, NET

September 30	2003	2002

Acquired technology and other intangible assets	$14,191	$2,100
Less accumulated amortization	(2,938)	(309)

	$11,253	$1,791

During 2001, the Company performed an assessment of the carrying values of the goodwill and other intangible assets. The evaluation was performed due to negative changes in economic conditions and trends, as well as the Company’s planned direction for future operations and development. The conclusion of the assessment was that the decline in values was significant and other than temporary. Consequently, the Company recorded a $92,300 write-down of goodwill and a $173,400 write-down of other intangible assets, based on the amount by which the net carrying value of these assets exceeded the net recoverable amounts. The goodwill and intangible assets carrying value primarily arose from the acquisition of the graphic arts business of Scitex Corporation Ltd. (“Scitex”). The net recoverable amount was determined based on estimated undiscounted net future cash flows from these assets.

     During 2002, the Company acquired intellectual property relating to the graphic arts industry from TDI Systems for $2,100. This amount is being amortized over five years.

     During 2003, the Company acquired technology, trademarks and a customer database from ScenicSoft for a total of $12,091 (note 2(a)). This amount is being amortized over five years.

6. SHORT-TERM DEBT

In 2002, the Company had two revolving loans of $8,220 (¥1 billion) each, bearing interest rates at 1.04% and 1.14% respectively. The loans were due on demand and were secured by letters of credit issued pursuant to the Company’s revolving working capital. During fiscal 2003, the Company repaid the outstanding balance of $16,440 (2002 — $2,544).

     As at September 30, 2003, the Company has a 364-day $40,000 committed working capital facility. Approximately $4,473 (2002 — $18,600) of the facility has been utilized by various letters of credit. The credit facility is secured by mortgages over real estate assets in British Columbia and a floating charge over working capital in North America. Borrowings under the facility bear interest depending on the form of the borrowing at: the prime rate, U.S. base rate, LIBOR plus a margin, or bankers’ acceptance rate plus a margin. The credit facility contains a financial covenant which requires the maintenance of a minimum current ratio. Commitment fees in 2003 were $124 (2002 — $93).

     The Company also has various uncommitted facilities aggregating approximately $10,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREO INC. | ANNUAL REPORT 2003     39

7. ACCRUED AND OTHER LIABILITIES

September 30	2003	2002

Wages and benefits	$42,564	$37,177
Retrofit liabilities	4,427	5,142
Royalties (note 15(a)(ii))	986	1,400
Royalty arrangement (note 8)	4,930	6,682
Lease recourse provision	6,902	7,496
Legal provisions and other	7,204	8,829

	$67,013	$66,726

8. LONG-TERM LIABILITIES

In January 2002, the Company entered into an agreement for the fixed repayment of royalties to the Government of Israel’s Office of the Chief Scientist relating to grants received for research and development.

     Pursuant to the agreement, the Company will pay approximately $21,100 (95,432 shekels) in settlement of potential future royalty obligations. As a result of amounts having been previously accrued related to royalty obligations on these grants, the settlement has been reflected as a net charge of $15,530 for the year ended September 30, 2002. The liability is denominated in Israeli shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over five years with 10 semi-annual payments. During 2003, the Company repaid $7,084, which included payment of principal and interest. At September 30, 2003, $9,861 (2002 — $13,328) of the outstanding amount is included in long-term liabilities and $4,930 (2002 — $6,682) is included in accrued and other liabilities. In September 2002, the Company entered into a cross-currency interest rate swap agreement related to this long-term liability (note 13(b)).

     In addition, as at September 30, 2003, long-term liabilities included the non-current portion of restructuring provisions resulting from the Company’s consolidation of its North American operations of $3,012 (2002 — $808) (note 10), long-term rental deposits received from subleased facilities of $45, and $4,032 of lease obligations relating to products sold to customers under the third-party vendor leasing arrangements. These sales were recorded as operating leases for accounting purposes.

9. SHARE CAPITAL

(a) Authorized

The authorized capital of the Company consists of unlimited voting common shares without par value and an unlimited number of preferred shares issuable in series.

(b) Issued and outstanding

No preferred shares have been issued. Common shares issued and outstanding are as follows:

	Number of
	common shares	Stated values

Outstanding, September 30, 2000	47,338,701	$664,160
Issued for investment	692,433	20,470
Issued for cash from stock options	1,057,613	7,325

Outstanding, September 30, 2001	49,088,747	$691,955
Issued on exercise of warrants	4,476	—
Issued for cash from stock options	654,755	4,238

Outstanding, September 30, 2002	49,747,978	$696,193
Issued for cash from stock options	100,263	644

Outstanding, September 30, 2003	49,848,241	$696,837

(c)  Stock option plan

The Company has reserved 8,000,000 shares under the 1996 Stock Option Plan (Amended). On February 21, 2001, the shareholders approved an amendment to the plan. The amendment increased the number of common shares by 4,000,000 common shares and a further 2,200,827 common shares to replenish those that were issued for exercised stock options under the original 1996 Stock Option Plan for an aggregate increase of 6,200,827 common shares, bringing the aggregate reserve to 12,000,000 stock options. The plan provides for the granting of stock options at the fair market value of the Company’s shares at the grant date. Stock options issued prior to June 2000 vest immediately and have a five-year term. Stock options issued after June 2000 have vesting provisions and have a five-year term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

40     CREO INC. | ANNUAL REPORT 2003

Stock option activity is presented below:

		Weighted
	Number of	average
	common shares	exercise price

Outstanding, September 30, 2000	10,127,858	$19.70
Granted	2,347,562	19.60
Exercised	(1,057,613)	6.45
Cancelled	(1,621,082)	22.48

Outstanding, September 30, 2001	9,796,725	19.67
Granted	6,049,485	10.11
Exercised	(654,755)	6.48
Cancelled	(6,056,389)	22.39

Outstanding, September 30, 2002	9,135,066	12.39
Granted	2,396,443	6.20
Exercised	(100,263)	6.42
Cancelled	(1,311,286)	13.22

Outstanding, September 30, 2003	10,119,960	$11.51

The stock options outstanding at September 30, 2003 expire between January 3, 2004 and September 13, 2008.

The following table summarizes information about the Company’s stock options outstanding at September 30, 2003:

	Stock options outstanding			Stock options exercisable

		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	at September	contractual	exercise	at September	exercise
Range of exercise prices	30, 2003	life (years)	price	30, 2003	price

$ 5.25 – $ 7.46	2,219,405	4.5	$5.98	204,188	$6.63
$ 8.01 – $10.18	1,520,106	1.9	9.75	1,256,540	9.90
$10.26 – $11.90	4,732,174	3.8	10.29	3,859,296	10.29
$13.09 – $19.99	586,280	2.7	18.44	498,680	18.71
$20.31 – $25.66	712,657	2.0	24.93	419,326	24.80
$29.25 – $37.79	349,338	1.5	31.72	347,925	31.72

	10,119,960	3.4	$11.51	6,585,955	$12.80

(d) Warrants

In 1997, the Company issued warrants to purchase 24,598 shares on or before June 2, 2002 as consideration for raising capital. The warrants may be exercised at $9.38 per warrant or exchanged into common shares under certain conditions. During the year ended September 30, 2002, the holder of the warrants exchanged the warrants held for 4,476 common shares of the Company.

(e)  Stock-based compensation

During 2003, 2,396,443 stock options were granted to employees of the Company. No compensation cost has been recognized for such grants of stock options as the exercise price is equal to the market price on the date of the grant. If compensation cost for the Company’s employee stock options issued since the beginning of the fiscal year had been determined using the fair value method of accounting for stock-based compensation, the Company would have recorded expenses of $2,144 or $0.04 per share.

     The following weighted average assumptions would have been applied to the Black-Scholes stock option pricing model at the date of the grants to calculate average fair value of $3.60 per stock option:

Year ended September 30	2003

Dividend yield	0%
Risk-free interest rate	3.8%
Expected stock option life	5 years
Expected volatility	67%

(f)  Earnings per common share

The following table details the weighted average number of common shares outstanding for purposes of calculating earnings (loss) per share:

Years ended September 30	2003	2002	2001

Weighted average number of common shares outstanding – basic	49,788,128	49,528,285	48,472,272
Weighted average effect of dilutive securities	732,075	—	—

Weighted average number of common shares outstanding – diluted	50,520,203	49,528,285	48,472,272

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREO INC. | ANNUAL REPORT 2003     41

For the year ended September 30, 2003, stock options to purchase 7,900,555 (2002 — 9,135,066; 2001 — 9,796,725) common shares were outstanding during the year but were not included in the computation of diluted earnings per share as they were anti-dilutive. Excluded from the 2001 calculation were 24,598 warrants as they were anti-dilutive.

10. RESTRUCTURING

During 2003, the Company recorded restructuring expenses of $2,547 representing a change in the Company’s estimate of expected costs to close excess facilities in North America. Restructuring costs of $8,376 recorded in 2002 (2001 — $4,081) related to the consolidation of the Company’s North American operations including the cost of severance and related benefits for approximately 260 employees (2001 — 200 employees); reduction in excess facilities and related leasehold improvements. Changes in the accrued and long-term liabilities relating to these costs were as follows:

	Accrued				Accrued
	restructuring				restructuring
	opening		Non-cash	Cash	closing
Year ended September 30, 2003	balance	Expensed	portion	payments	balance

Severance and related benefits	$2,772	$—	$—	$(2,490)	$282
Lease termination costs	2,904	2,547	—	(1,085)	4,366

Total	$5,676	$2,547	$—	$(3,575)	$4,648

	Accrued				Accrued
	restructuring				restructuring
	opening		Non-cash	Cash	closing
Year ended September 30, 2002	balance	Expensed	portion	payments	balance

Severance and related benefits	$1,880	$3,726	$—	$(2,834)	$2,772
Lease termination costs and related capital asset write-downs	—	4,650	(1,746)	—	2,904

Total	$1,880	$8,376	$(1,746)	$(2,834)	$5,676

	Accrued				Accrued
	restructuring				restructuring
	opening		Non-cash	Cash	closing
Year ended September 30, 2001	balance	Expensed	portion	payments	balance

Severance and related benefits	$—	$4,081	$—	$(2,201)	$1,880

Total	$—	$4,081	$—	$(2,201)	$1,880

11. BUSINESS INTEGRATION COSTS

During 2003, the Company recorded business integration costs of $876 (2002 — $764; 2001 — $13,150) relating to implementation of a global Enterprise Resource Planning system. In 2001, business integration costs also included the write-off of discontinued inventory and other costs relating to the realignment of resources due to the integration of the Scitex graphic arts business.

12. INCOME TAXES

Earnings (loss) before income taxes and equity losses are as follows:

Years ended September 30	2003	2002	2001

Canada	$(5,690)	$(1,646)	$11,036
Foreign	15,780	(23,195)	(423,472)

Total	$10,090	$(24,841)	$(412,436)

The provision for (recovery of) income taxes consists of the following:

Years ended September 30	2003	2002	2001

Current:
Canada	$(2,832)	$645	$12,396
Foreign	5,276	2,759	(210)

Total current expense	2,444	3,404	12,186

Future:
Canada	1,443	(892)	(211)
Foreign	(2,346)	(5,192)	(9,656)

Total future recovery	(903)	(6,084)	(9,867)

Total income tax expense (recovery)	$1,541	$(2,680)	$2,319

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

42     CREO INC. | ANNUAL REPORT 2003

Income tax rate:

Years ended September 30	2003	2002	2001

Combined Canadian federal/provincial tax rate	42.6%	42.6%	44.9%
Increased (reduced) by:
Manufacturing and processing credits	2.5	(0.8)	0.4
Foreign exchange translation	(81.2)	1.0	(0.8)
Foreign tax rate differences	(78.6)	43.0	(17.6)
Goodwill amortization	1.7	(0.5)	(12.9)
Valuation allowance and tax rate changes	84.9	(66.4)	—
Capital taxes	6.5	(0.7)	—
Amounts not deductible for tax and other	36.9	(7.4)	(14.6)

Effective rate	15.3%	10.8%	(0.6)%

Temporary differences that give rise to the future income taxes are as follows:

September 30	2003	2002

Current future income tax benefit:
Investment tax credit revenue	$—	$1,362
Revenue recognition	8,130	3,950
Accrued liabilities	33,778	27,959
Unrealized profit in inventory and reserves	16,726	20,887
Other	2,293	962

	60,927	55,120
Valuation allowance	(40,724)	(38,201)

Total current future income tax	$20,203	$16,919

September 30	2003	2002

Long-term future income tax benefit:
Capital assets	$25,441	$32,519
Goodwill and other intangibles	965	225
Loss carryforwards	62,074	54,507
Investment in subsidiaries	1,214	1,994
Investment tax credit	2,923	—
Other	8,588	8,683

	101,205	97,928
Valuation allowance	(87,891)	(81,844)

Net long-term future income tax	$13,314	$16,084

September 30	2003	2002

Current future income tax liability:
Accounts payable	$(1,764)	$—
Unrealized profit in inventory and reserves	(173)	—
Withholding taxes	—	(1,200)

Total current future income tax liability	$(1,937)	$(1,200)

September 30	2003	2002

Long-term future income tax liability:
Capital assets	$(4,750)	$(3,325)
Goodwill and other intangibles	194	(1,973)
Financing fees	—	385
Long-term debt	—	(450)
Other	(1,000)	551

Total long-term future income tax liability	$(5,556)	$(4,812)

The valuation allowance for future income taxes as of September 30, 2003 was $128,615 (2002 — $120,045). The net change in the total valuation allowance for the year ended September 30, 2003 was an increase of $8,570 (2002 — $43,472) which was included in income tax expense.

     At September 30, 2003, the Company has unrecognized investment tax credits totaling approximately $3,145 (2001 — $2,455) available to reduce future income taxes. These tax credits expire in varying amounts to 2013.

     At September 30, 2003, the Company had net operating and capital loss carryforwards of $172,127 (2002 — $148,968) available to reduce future taxable income. As at September 30, 2003, approximately $24,441 expire in varying amounts over the next five years, approximately $7,576 expire in varying amounts over the next 20 years, and $140,110 remain indefinitely.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREO INC. | ANNUAL REPORT 2003     43

13. FINANCIAL INSTRUMENTS

(a) General

The Company operates internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates on monetary assets and liabilities in European currencies, Canadian dollars, Israeli shekels and Japanese yen. Derivative financial instruments (“derivatives”) are used by the Company to reduce these risks.

     The Company is exposed to losses in the event of non-performance by counterparties to the derivatives, but the Company does not expect any counterparties to fail to meet their obligations, since the counterparties are major banks or brokers.

(b) Foreign exchange risk management

The Company hedges a portion of its net monetary assets and liabilities recorded in the financial records using forward foreign exchange contracts to reduce the impact that changes in foreign exchange rates will have on the revaluation of these items. These forward foreign exchange contracts are carried at fair value with the changes in fair value charged to other income.

     In addition the Company effectively converted the amount owing under the royalty agreement with the Israeli government (note 8) to a U.S. denominated obligation bearing interest at LIBOR less approximately 40 basis points using a cross-currency interest rate swap (“swap”) agreement. The swap will mature in September 2006.

     The notional amounts of the Company’s derivatives are as follows:

September 30	2003	2002

Forward exchange contracts	$21,048	$20,542

Cross-currency interest rate swap	$14,613	$20,000

(c) Concentrations of credit risk

At September 30, 2003 and 2002, the Company held cash and cash equivalents, most deposited with major banks. The Company considers the inherent credit risks to be remote.

     Most of the Company’s sales are made in the U.S. and in Europe to a large number of customers. No customer accounts for 10% or more of the Company’s sales. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers in Europe and in the U.S. With respect to certain sales to customers in emerging economies, the Company requires letters of credit.

(d) Fair value of financial instruments

The fair values of cash and cash equivalents, accounts receivable, other receivables, short-term debt, accounts payable, income taxes payable, accrued and other liabilities, and deferred revenue and credits approximate their carrying value due to their short maturities.

The fair values of derivatives entered into under the foreign exchange risk management program are as follows:

September 30	2003	2002

Forward exchange contracts	$(239)	$(381)

Cross-currency interest rate swap	$1,249	$—

The fair value of the derivatives is determined based on a quoted market price or on the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting dates.

14. EMPLOYEE RIGHTS UPON RETIREMENT

(a)  Certain foreign labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability, based upon the length of service and the monthly salary, is mainly funded with severance pay and with insurance companies, for which the Company makes monthly payments. The associated severance pay expenses for 2003 were $2,025 (2002 — $2,655; 2001 — $4,391).

     The amounts funded for the purchase of insurance policies for employees are reflected as plan assets since substantially all employees are entitled to irrevocably receive such funds under the terms of an employment contract or the employers’ policy and these insurance policies cannot ordinarily be withdrawn by the employer. Changes in the unfunded balance are expensed as they occur.

     The unfunded balance has been provided for and accrued liabilities is comprised of the following:

September 30	2003	2002

In respect of foreign employees:
Liability	$24,801	$21,403
Less: plan assets	22,006	18,067

Unfunded balance, included in accrued liabilities	$2,795	$3,336

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

44     CREO INC. | ANNUAL REPORT 2003

(b)  The U.S. entities offer 401(k) matching plans to all eligible employees. The U.S. entities matching contributions range from 1.5% to 6% of a participant’s qualifying earnings, depending upon years of service.

(c) Substantially all of the European entities make contributions to defined contribution pension plans administered by insurance companies.

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

(i) Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s various leased office locations and related office equipment. The future minimum lease payments as at September 30, 2003 are approximately as follows:

2004	$10,108
2005	7,619
2006	4,342
2007	2,269
2008	1,734
Thereafter	3,172

Total rent expense for the year ended September 30, 2003 was $13,754 (2002 — $ 11,919; 2001 — $11,231).

(ii)  Royalty commitments

At September 30, 2001, the Company was committed to pay royalties to the Government of Israel’s Office of the Chief Scientist based on 2% to 5% of sales of products in which the Government participated by way of research and development grants. The maximum amount payable was limited to the grants received. In January 2002, the Company entered into an agreement for the fixed repayment of royalties to the Government of Israel’s Office of the Chief Scientist relating to grants received for research and development (note 8). As a result, the amount of royalties paid to the Government of Israel in 2003 was $nil (2002 — $2,100; 2001 — $4,200).

     The Company is obligated to pay royalties to certain other parties, based on agreements which allow the Company to use technologies developed by these parties. Such royalties are based on the revenues from sales of products, which incorporate these technologies, or on quantities of such products sold.

(b)  Contingencies

(i)  Third-party financing

The Company has entered into certain agreements with third-party financing companies under which long-term financing (generally four to five years) is provided to customers in connection with their purchase of the Company’s equipment.

     Under the terms of the agreements, the third-party financing companies have recourse against the Company for up to a maximum percentage of the outstanding balance, including interest, owed by the customer to the financing company, as defined in the contractual arrangements.

     As at September 30, 2003, the Company was contingently liable to the financing companies for approximately $26,000 (2002 — $18,000). The Company has established provisions of $6,902 at September 30, 2003 (2002 — $7,496), for potential losses which may be incurred in the event of default under the agreements. The level of provisions is determined based upon an analysis of the individual transactions, inherent risks and past experiences.

(ii)  Legal

Lawsuits have been filed against the Company, in the ordinary course of business. The Company intends to defend itself vigorously against these lawsuits. Management does not expect that the Company will incur significant expenses in excess of the provisions recorded as at September 30, 2003.

     In May 2000, Agfa Corporation (“Agfa”) brought suit in the U.S. District Court of Massachusetts alleging that Creo CTP systems with multicassette autoloaders infringe several Agfa patents. Creo denied infringement and asserted that Agfa’s patents are invalid, not infringed and unenforceable due to acts of inequitable conduct committed by Agfa before the U.S. Patent and Trademark Office. In November 2003, the district court commenced a bench trial on the inequitable conduct issue. Creo has determined that it is not possible to predict the final outcome of these legal proceedings, and that it is not possible to establish a reasonable estimate of possible damages, if any, or of the range of possible damages. Accordingly, no provision with respect to any settlement has been made in the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREO INC. | ANNUAL REPORT 2003     45

16.     RELATED PARTY BALANCES AND TRANSACTIONS

During the years presented, the Company had business transactions with Printcafe (note 3) and Scitex. Scitex was a related company until December 2001. Sales to Scitex and its subsidiaries were at market price and in the normal course of business.

Years ended September 30	2003	2002	2001

Transactions during the period:
Sales	$—	$621	$11,087
Expenses	25	25	—

September 30	2003	2002

Balances at end of period
Trade receivable from Scitex	$—	$1,371
Trade payable to Scitex	—	(234)
Due from Scitex – non-interest bearing, included in other assets	—	18,234
Interest receivable from Printcafe	118	—

Printcafe ceased to be a related party subsequent to September 30, 2003 (note 19).

17.     SEGMENTED FINANCIAL INFORMATION

During the year ended September 30, 2002 the Company changed its segmented reporting to reflect the way management evaluates operating performance. This change resulted from the restructuring of the Company’s business during 2002. It is impracticable to present comparative information for the fiscal year ended September 30, 2001. As of September 30, 2002 the Company operates in three reportable economic segments: Americas, the European region, and Asia-Pacific (including Japan). OEM and Other includes OEM businesses, research and development, other business activities and corporate functions. In fiscal 2003, the financial results from the Middle East and Africa, which were previously included in OEM and Other, were included in the European region. This change has been reflected in the prior year segmented disclosure and the European region has been renamed Europe, Middle East and Africa (“EMEA”). Segments are determined based on the regions where products are marketed.

     The accounting policies of the segments are the same as those described in note 1. The Company evaluates performance based on segment contribution, which includes net income from operations excluding financial income, taxes, and other items. Other items excluded from the performance evaluation are business integration and restructuring costs, royalty arrangement, equity losses, and intangible asset amortization for the years ended September 30, 2003 and 2002.

     The Company accounts for inter-segment sales, cost of sales and transfers as if the sales or transfers were to third parties, however inter-segment sales and cost of sales are excluded from segment contribution in evaluating segment performance. The Company does not evaluate segment performance based on capital expenditures or assets employed.

     The following tables set forth information by segments:

Year ended September 30, 2003:	Americas	EMEA	Asia-Pacific	OEM & Other	Total

External revenues	$218,207	$221,054	$72,662	$66,115	$578,038
Segment contribution	45,355	48,414	11,018	(96,612)	8,175
Reconciliation to net earnings:
Segment contribution					$8,175
Financial income					7,997
Other					(9,122)
Income tax expense					(1,541)

Net earnings					$5,509

Year ended September 30, 2002:	Americas	EMEA	Asia-Pacific	OEM & Other	Total

External revenues	$222,907	$183,434	$63,187	$70,324	$539,852
Segment contribution	45,233	35,688	11,515	(97,695)	(5,259)
Reconciliation to net loss:
Segment contribution					$(5,259)
Financial income					5,397
Other					(27,120)
Income tax recovery					2,680

Net loss					$(24,302)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

46     CREO INC. | ANNUAL REPORT 2003

The Company generated revenue from the development and sale of digital prepress equipment to customers in the following geographic regions:

Years ended September 30	2003	2002	2001

Canada	$18,260	$17,802	$13,965
U.S.	225,088	232,643	297,539
Europe	237,891	205,019	247,941
Asia-Pacific	75,539	66,714	77,169
Israel	7,793	7,877	12,136
Other	13,467	9,797	7,777

	$578,038	$539,852	$656,527

The Company has capital assets, goodwill and other intangible assets located in:

September 30	2003	2002

Canada	$68,106	$63,247
U.S.	19,282	7,184
Europe	4,979	7,103
Asia-Pacific	4,965	4,250
Israel	28,542	30,916
Other	—	1,210

	$125,874	$113,910

18.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(a)  Statement of operations and retained earnings (deficit) differences

The amounts in the consolidated statements of operations that differ from those reported under Canadian GAAP are as follows:

Years ended September 30	2003	2002	2001

Net earnings (loss) under Canadian GAAP	$5,509	$(24,302)	$(414,755)
Fair value change of derivative instrument (a)(iii)	364	—	—
Stock option compensation (a)(ii)	(1,436)	(12,299)	(4,111)
Asset retirement obligation, net of tax of $28 (a)(i)	(51)	—	—
Amortization of in-process research and development (a)(iv)	—	—	10,816
Income taxes (a)(iv) and (f)	—	—	(10,791)
Equity loss (a)(v)	—	—	(43,675)
Write-off of investments (a)(v)	—	—	50,352
Write-off of intangible assets and goodwill (f)	—	—	37,951

Net earnings (loss) under U.S. GAAP before cumulative effect of adoption of new accounting policy under U.S. GAAP	4,386	(36,601)	(374,213)
Cumulative effect of adoption of new accounting policy under U.S. GAAP, net of tax of $104 (a)(i)	(175)	—	—

Net earnings (loss) under U.S. GAAP	4,211	(36,601)	(374,213)
Deficit, beginning of year under U.S. GAAP	(440,832)	(404,231)	(30,018)

Deficit, end of year under U.S. GAAP	$(436,621)	$(440,832)	$(404,231)

Earnings (loss) per share, basic and diluted	$0.08	$(0.74)	$(7.72)

(i)  Asset retirement obligations

Under U.S. GAAP, the fair value of an obligation associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related long-lived assets are measured and recognized in the period in which it is incurred. The cumulative effect of the adoption of this policy has been disclosed as a separate item in the determination of net earnings. Impact of cumulative effect of asset retirement obligations on earnings per share is $nil.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREO INC. | ANNUAL REPORT 2003     47

(ii)  Stock option compensation

For U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of the Company’s employee stock option is below the market value of the underlying share on the date of the grant, APB 25 requires a stock compensation cost to be recognized. For the year ended September 30, 2003, the stock compensation cost was $1,436.

(iii)  Derivative financial instrument

Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (“FAS 133”) “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and hedging activities and requires the Company to recognize these as either assets or liabilities on the balance sheet and measure them at their respective fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. The cross-currency interest rate swap entered into in relation to our royalty arrangement did not qualify for hedge accounting under FAS 133. As a result, the change in the mark to market valuation is recorded directly to earnings.

     Under Canadian GAAP, the Company has designated the cross-currency interest rate swap as an effective hedge and has accounted for the swap under hedge accounting.

(iv)  Amortization of in-process research and development

Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses. Given the immediate write-off of the in-process research and development upon acquisition, there is no future income tax liability recorded for the amount. Under Canadian GAAP, in-process research and development is amortized over five years and a future income tax liability is recorded.

(v)  Equity investment

Under U.S. GAAP, the equity method of accounting for the investment in Printcafe would have been applied retroactively, therefore net loss, basic and diluted net loss per share, comprehensive loss, and deficit would have been restated to reflect equity losses from previous periods. As a result of equity losses aggregating $50,352 that would have been recorded under U.S. GAAP, the write-off of Printcafe in 2001 would have been reduced by $50,352.

(b)  Balance sheet differences

The amounts in the consolidated balance sheets that differ from those reported under Canadian GAAP are as follows:

	2003		2002

September 30	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Other receivables	$23,634	$23,998	$—	$—
Capital assets, net	$112,441	$112,716	$—	$—
Future income tax asset	$13,314	$13,446	$—	$—
Accrued liabilities	$(67,013)	$(71,012)	$—	$—
Long-term liabilities	$(16,950)	$(17,583)	$—	$—
Contributed surplus	$(6,059)	$(27,699)	$(2,060)	$(29,243)
Deferred stock compensation	$—	$2,104	$—	$5,084
Deficit	$413,224	$436,621	$418,733	$440,832

     For U.S. GAAP purposes, the convertible promissory note obligation to ScenicSoft is treated as a liability instead of contributed surplus.

(c)  Comprehensive income (loss) – current periods:

Years ended September 30	2003	2002	2001

Net earnings (loss) under U.S. GAAP	$4,211	$(36,601)	$(374,213)
Other comprehensive income (loss):
Foreign currency translation adjustment	9,890	5,344	(919)

Comprehensive income (loss)	$14,101	$(31,257)	$(375,132)

(d)  Other comprehensive income (loss) – accumulated balances:

Years ended September 30	2003	2002	2001

Balance, beginning of year	$4,425	$(919)	$—
Foreign currency translation adjustment	9,890	5,344	(919)

Balance, end of year	$14,315	$4,425	$(919)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

48     CREO INC. | ANNUAL REPORT 2003

(e)  Statement of cash flow differences

Under U.S. GAAP, no subtotal would be provided in the operating section of the consolidated statements of cash flows.

(f)  Impairment of long-lived assets

Under Canadian GAAP, an impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future net cash flows from the asset. Under U.S. GAAP, an impairment loss is calculated as the amount by which the net carrying amount of the asset exceeds the fair value of the asset which considers the discounted estimate of net future cash flows.

     During 2001, the Company reviewed the carrying values of the goodwill and other intangible assets and concluded that there were declines in the carrying values of these assets and that the declines were other than temporary (note 5). Consequently, the Company recorded a $89,995 write-down of goodwill and a $137,754 write-down of other intangible assets, based on the amount by which the net carrying values exceeded the fair values of these assets. The write-down amount under U.S. GAAP differed from the write-down recorded under Canadian GAAP as in-process research and development costs were immediately written off under U.S. GAAP while they were included in intangible assets and were amortized over a five-year period under Canadian GAAP. As well, there was no future tax liability attributed to the in-process research and development recorded under U.S. GAAP due to the immediate write-off.

     Fair value under U.S. GAAP was determined based on discounted net future cash flows for these assets. The cash flow periods used were the remaining lives of the assets, which was three and a half years. The discount rate used was 15%, and growth rates of 7 to 16%. The assumptions supporting the estimated future cash flows, including the discount rate and estimated growth, reflect management’s best estimates.

(g)  Write-down of inventory

Under U.S. GAAP, write-down of inventory would be included in cost of sales. In 2001, the Company recorded $7,682 (2000 — $nil) of inventory write-down in business integration costs. The adjusted cost of sales and restructuring and business integration costs for 2001 would have been $385,858 and $5,468 respectively under U.S. GAAP.

(h)  Development contract revenue

Development contract revenue included in net research and development for the year ended September 30, 2003 of $7,978 (2002 — $3,790, 2001 — $4,290) would be recorded as revenue under U.S. GAAP.

(i)  Pro forma information on stock-based compensation

Pro forma information regarding net earnings (loss) and earnings (loss) per share is required by Statement of Financial Accounting Standards No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” for U.S. GAAP. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net loss and loss per share under U.S. GAAP would have been adjusted for the fair value of stock options calculated by a stock option pricing model using the following assumptions:

Years ended September 30	2003	2002	2001

Expected dividend yield	0%	0%	0%
Expected share price volatility	67%	61%	53%
Risk-free interest rate	3.8%	4.6%	4.2%
Expected life of stock options	5 years	5 years	5 years
Average fair value of stock options granted	$5.65	$6.13	$14.91

Years ended September 30	2003	2002	2001

Net earnings (loss) – under U.S. GAAP	$4,211	$(36,601)	$(374,213)
Fair value of stock options granted	(14,373)	(19,940)	(28,270)

Net loss – pro forma	$(10,162)	$(56,541)	$(402,483)

Basic and diluted loss per share – pro forma	$(0.20)	$(1.14)	$(8.30)

For purposes of pro forma disclosure, the estimated fair value of the stock options is amortized over the stock options’ vesting period on a straight-line basis.

(j)  Supplementary information:

(i)  Accounts receivable are disclosed net of allowance for doubtful accounts as follows:

Years ended September 30	2003	2002	2001

Charged to expenses, net	$8,461	$10,827	$14,594
Allowance for doubtful accounts, end of year	$17,003	$14,556	$14,836

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREO INC. | ANNUAL REPORT 2003     49

(ii)  The Company expenses advertising costs as incurred. In 2003 the advertising expenses for the Company were $5,386 (2002 — $6,126; 2001 — $6,694).

(iii)  Prepaid expenses included in other receivables as at September 30, 2003 were $7,795 (2002 — $7,544).

(k)  Recent pronouncements in U.S. GAAP

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Gurantees of Indebtedness of Others” (“FIN 45”). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted FIN 45.

     In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate elements of accounting, but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for revenue arrangements entered into on or after July 1, 2003. The Company has adopted EITF Issue 00-21, which had no effect on the consolidated financial statements.

     In December 2002, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“FAS No. 148”), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS No. 148 is effective for fiscal years ending after December 15, 2002.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective July 1, 2003. The Company does not have any variable interest entities. As a result, there was no impact on the consolidated financial statements.

     In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS No. 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. There was no impact on the Company’s consolidated financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS No. 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. There was no impact on the Company’s financial statements.

19.     SUBSEQUENT EVENTS

(a) HiT Internet Technologies SpA software

On October 13, 2003, the Company reached an agreement to purchase the production workflow system product line and the integrated press control interface for newspapers from HiT Internet Technologies SpA of Affi, Italy, a leading developer of technology for the publishing industry.

(b)  ScenicSoft payment

On October 24, 2003, the Company paid ScenicSoft $4,000 in cash in settlement of the convertible promissory note obligation.

(c)  Printcafe repayment of debt

On October 30, 2003, in conjunction with the acquisition of Printcafe by a third party, the Company received cash consideration for its investment in Printcafe and received payment for the outstanding loan receivable.

(d)  First Graphics (Pty) Limited plate production facility

On December 5, 2003, the Company acquired a plate production facility based in Pietermaritzburg, South Africa, from First Graphics (Pty) Limited, for an aggregate purchase price of $11,336 in cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

50     CREO INC. | ANNUAL REPORT 2003

Selected Consolidated Financial Data

Five-Year Summary

The following selected consolidated financial data has been derived from the company’s consolidated financial statement that have been audited by KPMG LLP, independent chartered accountants. This data should be read in conjunction with the consolidated financial statements and related notes, and with the management discussion and analysis of financial condition and results of operations.

Statement of Operations Data:

(in thousands of United States dollars, except share and per share data)

Years ended September 30	2003	2002	2001	2000	1999

Revenue:
Product revenue	$360,618	$336,329	$447,241	$335,535	$148,433
Service revenue	170,104	158,986	161,753	94,654	29,890
Consumables revenue	47,316	44,537	47,533	23,095	—

Total revenue	578,038	539,852	656,527	453,284	178,323
Cost of sales	320,197	306,581	378,176	252,765	94,465

Gross profit	257,841	233,271	278,351	200,519	83,858

Research and development, net	79,007	73,378	79,048	42,376	13,805
Sales and marketing	106,892	97,893	101,632	68,055	30,373
General and administration	63,767	67,259	82,134	35,634	10,144
Other expense (income)	(7,997)	(5,397)	258	(341)	(1,358)
Business integration costs and restructuring	3,423	9,140	17,231	10,845	—
Goodwill and other intangible assets amortization	2,659	309	74,314	35,248	—
Write-off of investments, goodwill and intangible assets	—	—	336,170	—	—
Royalty arrangement	—	15,530	—	—	—

	247,751	258,112	690,787	191,817	52,964

Earnings (loss) before income taxes, equity loss and minority interest	10,090	(24,841)	(412,436)	8,702	30,894
Income tax expense (recovery)	1,541	(2,680)	2,319	9,811	12,334
Equity loss	3,040	2,141	—	967	—
Minority interest	—	—	—	(646)	—

Net earnings (loss)	$5,509	$(24,302)	$(414,755)	$(1,430)	$18,560

Basic earnings (loss) per share	$0.11	$(0.49)	$(8.56)	$(0.04)	$0.65

Fully diluted earnings (loss) per share	$0.11	$(0.49)	$(8.56)	$(0.04)	$0.59

Shares used in per share calculation:
Basic	49,788	49,528	48,472	39,429	28,369

Diluted	50,520	49,528	48,472	39,429	29,880

Other financial data:
Research and development, gross	$103,295	$88,451	$94,749	$64,719	$31,269
Research and development, funding	(24,288)	(15,073)	(15,701)	(22,343)	17,464

Research and development, net	$79,007	$73,378	$79,048	$42,376	$13,805

Balance Sheet Data:
(in thousands of United States dollars)

September 30	2003	2002	2001	2000	1999

Cash and cash equivalents	$59,021	$70,671	$60,241	$45,359	$103,075
Working capital	156,988	141,113	151,819	186,443	123,535
Total assets	501,392	495,205	487,707	944,570	220,403
Short-term debt	—	16,440	19,298	19,216	—
Shareholders’ equity	303,987	283,945	289,665	686,610	159,956

FIVE-YEAR SUMMARY

CREO INC. | ANNUAL REPORT 2003     51

Corporate Governance

The Creo leadership team and board of directors believe that effective corporate governance is essential to the well-being of the company. As such we are committed to high standards of corporate governance.

The Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market have issued guidelines for effective corporate governance. They require that listed companies annually disclose their practices. The corporate governance guidelines for both exchanges address questions such as the composition and independence of a company’s board of directors, its role, its committees and the effectiveness and education of its members.

Creo is in conformance with the corporate governance requirements of both the Toronto Stock Exchange and the Nasdaq Stock Market.

A point by point description of our governance practices is outlined in the management information circular issued for our annual meeting of shareholders.

Board responsibilities The Creo board of directors is responsible for overseeing the business and affairs of the company, providing guidance and direction to management in order to attain corporate objectives and maximize shareholder value.

The board’s strategic management process consists of an annual review of Creo’s business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. The board reviews the principal risks inherent in Creo’s business, including financial risks and assesses the systems established to manage those risks. The Creo board maintains two committees: the audit committee and the compensation, nominating and corporate governance (“CNG”) committee.

The board of directors and its committees are each responsible for elements of corporate governance in accordance with their respective mandates. The CNG committee monitors and guides the corporate governance approach and practice of Creo. Directly and through its audit committee, the board also assesses the integrity of Creo’s internal financial controls and management information systems.

The board has established guidelines for director share ownership requiring that directors accumulate and hold at least 7,500 Creo common shares within five years of being elected to the board.

Board composition The board derives its strength from the background, diversity, qualities, skills, and experience of its members. Director nominees are selected for qualities such as business judgment; integrity; business, financial or professional expertise; international experience; and familiarity with technology industries. Annually, the directors are individually elected by our shareholders.

As of September 30, 2003, there were nine Creo directors. Seven out of nine directors (or 78% of the total number of directors) are independent of the company and its affiliates. All of the independent Creo directors are also unrelated.

Director	Independence	Committees

Charles E. Young	✓	CNG, Audit	Chair of the Board
Yeoshua Agassi	✓
Douglas A. Brengel	✓	Audit
Mark Dance	X		Creo CFO & COO
Norman B. Francis	✓	Audit
John S. McFarlane	✓	CNG
Amos Michelson	X		Creo CEO
Kenneth A. Spencer	✓	CNG
Morgan Sturdy	✓	CNG

Independence To ensure that the board operates in a manner that is independent of management:

•	the roles of chair and chief executive officer are separate;

•	an independent director, Mr. Charles Young, acts as chair of the board;

•	the board is comprised of a majority of independent directors;

•	all board committees consist solely of independent directors; and

•	the independent directors meet separately from management directors at each quarterly meeting.

The board has four regularly scheduled meetings each year with additional meetings held as required.

Information The board has timely access to the information it needs to carry out its duties. Directors help set agendas for board and committee meetings and receive a comprehensive package of information prior to each board and committee meeting. Directors communicate informally with management on a regular basis, and management solicits the advice of board members on matters falling within their special knowledge or experience.

CORPORATE GOVERNANCE

52     CREO INC. | ANNUAL REPORT 2003

Ethical behavior The Creo code of conduct sets a high standard for ethical behavior throughout the company. At Creo, we know that maintaining the trust and respect of our customers, suppliers and investors and the general public is essential to our continued success. The Creo code of conduct applies to everyone in the company, at all times and everywhere that we do business. It also outlines a confidential, and if required, anonymous mechanism where employees can report complaints directly to the board of directors. The board of directors reviews the code annually.

Communications Creo is committed to excellence and timeliness in its communications. The investor relations team provides information to current and potential investors and responds to their inquiries. Creo makes copies of our annual report, annual information form, management proxy circular, quarterly financial reports, news releases and other investor information available on our website at www.creo.com/investors. Corporate governance policies and documents are posted at www.creo.com/governance.

Board of Directors

Charles E. Young (Chair of the Board)	Mark Dance	Amos Michelson
President & Chief Executive Officer,	Chief Financial Officer &	Chief Executive Officer,
Marin Investments Ltd.	Chief Operating Officer, Creo Inc.	Creo Inc.
DIRECTOR SINCE 1999	DIRECTOR SINCE 2001	DIRECTOR SINCE 1992

Yeoshua Agassi	Norman B. Francis	Kenneth A. Spencer
Corporate Director	Corporate Director	Corporate Director
DIRECTOR SINCE 2001	DIRECTOR SINCE 2000	DIRECTOR SINCE 1985

Douglas A. Brengel	John S. McFarlane	Morgan Sturdy
Senior Managing Director,	Corporate Director & Private Investor	Corporate Director
Citigroup Global Markets Inc.	DIRECTOR SINCE 2003	DIRECTOR SINCE 2001
DIRECTOR SINCE 2000

Committees of the board
AUDIT	COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE
Douglas A. Brengel (Chair)	Kenneth A. Spencer (Chair)
Norman B. Francis	John S. McFarlane
Charles E. Young	Morgan Sturdy Charles E. Young

Creo Management Team
Amos Michelson Chief Executive Officer	Garron Helman Corporate VP & Managing Director Creo Asia-Pacific	David Brown Corporate VP, Business Strategy

Dan Gelbart		Ronen Cohen
Chief Technology Officer	Larry Letteney Corporate VP & President Creo Americas	Corporate VP, Print On-Demand

Mark Dance Chief Financial Officer & Chief Operating Officer		Stan Coleman Corporate VP, Printing Workflow Solutions
	Scott Prina Corporate VP & Managing Director Creo Japan	Philippe Favreau Corporate VP, Operations

Judi Hess President	Michael Rolant Corporate VP & President Creo Israel	Paul Kacir Corporate Secretary & General Counsel

Gord Kukec
Corporate VP, Information Systems

Israel Sandler
	Corporate VP & Managing Director	Rob Mielcarski
	Creo Europe, Middle East and Africa	Corporate VP, Human Resources

Boudewijn Neijens
Corporate VP, Global Marketing

Brad Palmer
Corporate VP, Inkjet Printing

Kuty Paperny
Corporate VP, Output Products

Eyal Shpilberg
Corporate VP, Thermal Consumables

Daryl Spencer
Corporate VP, Imaging and Print

BOARD OF DIRECTORS & MANAGEMENT

CREO INC. | ANNUAL REPORT 2003     53

Corporate Social Responsibility

At Creo, we believe in playing a constructive role in the communities where we operate and our employees live.

Creo in the community

The Creo principles support our unique working culture that incorporates respect, self-management, open communication and creativity. Creo supports charity work, community service and professional organizations by matching employees’ time and donations; sponsors educational programs, university research, and scholarships; and holds high standards for personal and corporate behavior. We also contribute to environmental care through waste-reducing technology, recycling, and energy savings.

Subsequent to our year-end, Creo was honored with the Overall Leadership Award for large enterprise in British Columbia at the 10th annual Ethics in Action Awards. These awards recognize organizations and individuals who demonstrate ethical decision-making, community involvement, and social and environmental responsibility.

We were recognized for our commitment to corporate social responsibility by operating in an economically and environmentally sustainable manner while balancing the interests of all of our stakeholders.

Corporate social responsibility includes volunteerism and charity as well as employee relations, community development, environmental stewardship, international relationships, marketplace practices, fiscal responsibility, and corporate accountability.

Environmental stewardship

Creo is certified under the ISO 14001-1996 environmental management international standard in our worldwide operations. The certification also covers the distribution of our products and provision of service to Creo customers from our regional offices around the world. We are audited annually for compliance.

ISO 14001 is an internationally recognized environmental management system standard through which a company can demonstrate its commitment to sound environmental performance, pollution prevention and continual improvement.

We aim to protect the environment and to conduct our operations in the graphic arts industry using solid environmental practices. We implement best practices in environmental management through the design and development of our prepress technology. Creo manufactures digital technologies, such as computer-to-plate imaging devices that eliminate the need for printers to use film and film processing chemicals.

Our environmental goals are to:

•	reduce and/or control waste and where possible to prevent pollution,

•	save resources,

•	continue to improve the environmental management system of the company, and

•	continue to produce products that are friendly to the environment.

CORPORATE SOCIAL RESPONSIBILITY

54     CREO INC. |  ANNUAL REPORT 2003

Shareholder and Investor Information

Annual meeting

The annual meeting of shareholders will be held at the Metropolitan Hotel Vancouver located at 645 Howe Street in Vancouver, British Columbia on Wednesday, February 18, 2004 at 10:00 a.m. PT.

Creo common shares

The Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market are the principal markets on which Creo common shares are traded. Our common shares were first listed on the TSX and the Nasdaq Stock Market on July 29, 1999. Our stock symbol on the TSX is CRE and on Nasdaq is CREO.

The following table sets out the high and low closing prices, as well as the average daily trading volume, for Creo common shares for the fiscal periods shown below.

	Nasdaq Stock Market			Toronto Stock Exchange

	High	Low	Average	High	Low	Average
	(US$)	(US$)	volume	(C$)	(C$)	volume

Fiscal 2001
First quarter	$32.88	$18.75	159,602	$49.90	$28.80	87,253
Second quarter	24.31	17.50	78,735	36.75	27.50	51,723
Third quarter	20.85	16.68	124,594	32.00	26.34	85,398
Fourth quarter	18.36	11.85	76,612	26.80	18.63	45,407
Fiscal 2002
First quarter	$13.88	$8.05	63,550	$22.65	$12.72	224,949
Second quarter	13.53	9.58	55,883	21.70	15.37	103,849
Third quarter	12.45	9.46	25,637	19.41	14.26	111,683
Fourth quarter	10.22	5.01	12,222	15.45	7.98	58,589
Fiscal 2003
First quarter	$8.44	$4.42	19,448	$13.08	$7.00	155,710
Second quarter	8.95	5.58	19,158	13.75	8.18	103,019
Third quarter	8.43	5.48	13,795	11.64	8.06	162,970
Fourth quarter	10.98	6.99	30,259	15.14	9.68	209,052

Dividend policy

Creo has never declared or paid any cash dividends on its common shares. Our current policy is to retain our earnings to finance and expand our current business and to otherwise reinvest in the company.

Annual information form (Form 40-F)

The company’s annual information form(“AIF”) is filed with securities regulators in Canada and the United States.Under the Multi-Jurisdictional Disclosure System, Creo’s AIF is filed on Form 40-F with the U.S. regulatory authority, the Securities and Exchange Commission, in satisfaction of our annual filling requirement.

Quarterly financial reports

Creo has a fiscal year ended September 30. Tentative dates for the release of Creo’s quarterly results for fiscal 2004 are:

•	Q1 2004: February 3, 2004

•	Q2 2004: May 4, 2004

•	Q3 2004: August 4, 2004

•	Q4 2004: November 17, 2004

We electronically file each of our quarterly financial reports with the regulatory authorities in Canada and with the SEC in the U.S. on Form 6-K.

Auditors

KPMG LLP, Vancouver, British Columbia, Canada

Investor relations	Transfer agent and registrar
Creo Investor Relations	Computershare Trust Company of Canada
3700 Gilmore Way,	100 University Avenue, 9th Floor
Burnaby, British Columbia	Toronto, Ontario
V5G 4M1 Canada	M5J 2Y1 Canada
T: +1.604.451.2700	T: +1.800.564.6253
F: +1.604.437.9891	F: +1.866.249.7775
IR@creo.com	caregistryinfo@computershare.com
www.creo.com/investors	www.computershare.com

SHAREHOLDER AND INVESTOR INFORMATION

CREO INC. | ANNUAL REPORT 2003     55

Creo Offices	Principal subsidiaries

Head office	Creo Americas	Creo Israel
3700 Gilmore Way	3 Federal Street	P.O. Box 330
Burnaby, British Columbia	Billerica, Massachusetts	Herzlia Industrial Park
V5G 4M1, Canada	01821, USA	46103, Herzlia B, Israel
T: +1.604.451.2700	T: +1.978.439.7000	T: +972.9.9597222
F: +1.604.437.9891	F: +1.978.439.7031	F: +972.9.9502922
IR@creo.com
www.creo.com	Creo Asia-Pacific	Creo Japan
	3/F, 625 King’s Road	Ikebukuro TG Homest Bldg.
	North Point, Hong Kong	1-17-8, Higashi-Ikebukuro
	T: +852.2882.1011	Toshima-ku,
	F: +852.2881.8897	Tokyo, 170-0013 Japan
	Creo Europe, Middle East and	T: +81.3.5954.9050
	Africa	F: +81.3.5954.9055
Waterloo Office Park
Drève Richelle 161
B-1410 Waterloo, Belgium
T: +32.2.352.2511
F: +32.2.351.0915

PRODUCTION NOTES

This annual report is a demonstration of the advanced printing that can only be accomplished with imaging technologies developed by Creo. Staccato screening is used throughout; the pale background color in the financial section is created with a mix of the four standard inks, rather than using special or “spot” colors or different paper stock. This Spotless ™ printing is a strong competitive advantage that only Creo can provide for our customers. With conventional printing, three to five additional inks would be needed to produce this report. Each additional color would require prep work, cleanup and possibly another run through the press, which would add costs and delay the print job. In addition to the advantages they provide for the printer, Staccato screening and Spotless printing give the graphic designer more creative freedom to add color.

The three “special” pages at the front of this report are examples of the vast range of printing that is accomplished by Creo customers worldwide. For printers in all markets, unique Creo technologies provide a level of quality unavailable elsewhere.

Creo technology used in production of this report:

Digital photography: Leaf Valeo camera back (watch image)
File transfer: Tokens™, Synapse® InSite
Workflow: Prinergy
Screening: Staccato 10, except the newspaper “special” (Staccato 36) and the packaging“special” (Staccato 25)
Proofing: Integris, Proofsetter® Spectrum, Synapse InSite
Platesetting: Trendsetter 800 Quantum with SQUAREspot thermal imaging
Plates: Creo Positive Thermal Plate

Printer: Hemlock Printers Ltd.
Design: Signals Design Group
Principal photography: Larry Goldstein. Watch image: Yoram Aschheim. Page 10 images: copyright Fratelli Alinari (www.alinari.com).

Grateful thanks to Asia One Printing Ltd., bezier Ltd., Fratelli Alinari S.p.A., Gilson Graphics, New York Label, Rural Press Ltd., Tosho Printing Co. Ltd. and Werbedruck Petzold GmbH, who were so generous with their time and resources in the creation of this report.

TRADEMARKS

Creo, the Creo logo and Creo product names are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders.

PRODUCTION NOTES

56     CREO INC. | ANNUAL REPORT 2003

Highlights
October 1, 2002 to September 30, 2003

1st Quarter

October 1, 2002 to December 31, 2002

•	ScenicSoft acquisition brings Preps® (imposition), Pandora® (packaging), and UpFront® (automation) software to the Creo portfolio.

•	Creo and NEC Engineering partner to deliver CTP solutions for Japanese newspapers.

•	Creo and Xerox renew long-term strategic relationship.

2nd Quarter

January 1, 2003 to March 31, 2003

•	Two newspapers in the Gannett chain choose Creo CTP solutions.

•	Creo increases ownership in acquisition bid for Printcafe, then terminates offer.

•	JDF-enabled software released: Synapse® Prepare and Pandora 2.0.

•	Next-generation ThermoFlex CTP device is unveiled, featuring sleeve imaging.

3rd Quarter

April 1, 2003 to June 30, 2003

•	Print industry leaders focus on strategies for growth and profitability at the Creo Users Association Conference.

•	Xerox Joins Networked Graphic Production initiative, Creo Spire workflow connected to Xerox Digipath at On Demand Expo in New York.

•	5000th Creo computer-to-plate system is installed.

•	Koenig & Bauer AG becomes a European reseller of Brisque workflow solutions for their KBA 74 Karat digital offset press.

•	New trapping and color management technologies added to the Prinergy workflow management system.

•	Creo launches the Leaf Valeo 22, the first large-format, 22 megapixel camera back with portable power.

•	Release of Upfront 2.0 digital production planning solution.

•	The “new face of newspaper printing”—Staccato screening—is featured at NEXPO 2003 in Las Vegas.

•	British Columbia Technology Industries Association names Creo “Company of the Year.”

4th Quarter

July 1, 2003 to September 30, 2003

•	Brisque 4.1 released, the latest version of the industry’s best-selling workflow management system.

•	HyperFlex (plate resolution enhancement technology) earns 2003 GATF InterTech Technology Award.

•	Worldwide operations certified for environmental and quality management under ISO 14001 and 9001.

•	Staccato and Spotless printing showcased at IGAS 2003 trade show in Tokyo.

•	Creo expands Digital Media strategy, launches the Creo Positive Thermal Plate and announces intent to acquire plate manufacturing capacity.

•	Networked Graphic Production becomes an industry-wide initiative and expands to 30+ partners committed to real-world JDF integration.

•	New Spire color servers for Xerox DocuColor 3535 and 5252 announced at Graph Expo 2003 in Chicago.

CREO INC. | ANNUAL REPORT 2003

www.creo.com	Printed in Canada 650-0034A(01/04)